Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4-5

Consolidated Interim Statements of Comprehensive Income	6-7

Consolidated Interim Statements of Changes in Equity	8

Consolidated Interim Statements of Cash Flows	9-10

Notes to the Consolidated Interim Financial Statements	11-115

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2020 and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020, and consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Group’s financial condition and results of operations. Our conclusion is not affected by this item.

Other Matters

The consolidated interim financial statements of comprehensive income for the three-month and six-month periods ended June 30, 2019, and consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2019, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated August 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements, not presented herein, on March 16, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

/s/ Samil PricewaterhouseCoopers

August 14, 2020

Notice to Readers

This report is effective as of August 14, 2020 the review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the review report.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED

JUNE 30, 2020 AND 2019

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial

Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	June 30, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	9,437,619	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	10,067,062	8,069,144
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	29,612,408	27,730,531
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	18,610,602	20,320,539
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	306,418,069	293,717,693
Investments in joint ventures and associates (Note 13)	928,161	806,360
Investment properties (Note 14)	312,806	280,239
Premises and equipment (Notes 15 and 18)	3,311,009	3,364,716
Intangible assets (Note 16)	820,380	844,110
Assets held for distribution (sale) (Note 17)	9,614	10,556
Net defined benefit asset (Note 24)	—	2,582
Current tax assets	39,230	47,367
Deferred tax assets	39,440	39,544
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	249,880	121,131
Other assets (Notes 19 and 41)	221,096	233,646

Total assets	380,077,376	361,980,724

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	4,031,235	2,958,302
Deposits due to customers (Notes 4,11,21 and 41)	276,967,229	264,685,578
Borrowings (Notes 4, 11, 12 and 22)	21,263,126	18,998,920
Debentures (Notes 4, 11 and 22)	31,029,872	30,858,055
Provisions (Notes 23, 40 and 41)	551,389	443,980
Net defined benefit liability (Note 24)	146,325	92,470
Current tax liabilities	102,278	182,690
Deferred tax liabilities	200,263	134,322
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	15,022	6,837
Other financial liabilities (Notes 4,11,12, 25 and 41)	19,635,458	17,706,767
Other liabilities (Notes 25 and 41)	383,491	420,471

Total liabilities	354,325,688	336,488,392

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED IMTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (CONTINUED)

	June 30, 2020	December 31, 2019
	(Korean Won in millions)
EQUITY
Owners’ equity (Note 28)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus	627,625	626,295
Other equity	(2,285,790)	(2,249,322)
Retained earnings	18,652,199	18,524,515
Regulatory reserve for credit loss	(2,547,547)	(2,356,246)
Required reversal(provision) of regulatory reserve for credit loss	12,236	(191,301)
Planned reversal(provision) of regulatory reserve for credit loss	12,236	(191,301)

	22,301,193	21,510,370

Non-controlling interests	3,450,495	3,981,962

Total equity	25,751,688	25,492,332

Total liabilities and equity	380,077,376	361,980,724

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Interest income	2,412,189	4,916,003	2,673,958	5,277,692
Financial assets at FVTPL	13,681	26,210	14,771	27,905
Financial assets at FVTOCI	114,823	241,000	113,790	209,102
Financial assets at amortized cost	2,283,685	4,648,793	2,545,397	5,040,685
Interest expense	(934,299)	(1,975,154)	(1,197,497)	(2,346,640)

Net interest income (Notes 11, 30 and 41)	1,477,890	2,940,849	1,476,461	2,931,052
Fees and commissions income	397,282	807,993	436,680	848,241
Fees and commissions expense	(172,913)	(309,644)	(151,591)	(288,151)

Net fees and commissions income (Notes 11, 31 and 41)	224,369	498,349	285,089	560,090
Dividend income (Notes 11, 32 and 41)	23,233	71,002	25,100	64,583
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	(66,486)	401,589	63,495	80,081
Net gain on financial assets at FVTOCI (Notes 11 and 34)	8,427	11,027	2,654	3,445
Net gain arising on financial assets at amortized cost (Note 11)	5,915	32,662	73,954	94,619
Net gain on disposals of loans and other financial assets at amortized cost	5,915	32,662	73,954	94,619
Impairment losses due to credit loss (Notes 35 and 41)	(335,787)	(446,679)	(76,539)	(136,546)
General and administrative expenses (Notes 36 and 41)	(897,032)	(1,789,558)	(864,334)	(1,695,786)
Other net operating expenses (Notes 11, 26, 37 and 41)	(41,269)	(546,643)	(109,467)	(191,126)

Operating income	399,260	1,172,598	876,413	1,710,412
Share of gain of joint ventures and associates (Note 13)	16,798	23,952	5,247	10,857
Other non-operating expense	(134,822)	(162,701)	20,612	6,813

Non-operating expense (Note 37)	(118,024)	(138,749)	25,859	17,670
Net income before income tax expense	281,236	1,033,849	902,272	1,728,082
Income tax expense (Note 38)	64,974	259,816	244,838	456,119

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED) (CONTINUED)

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Net income
(Net income after the provision of regulatory reserve for credit loss for the six-month period ended June 30, 2020 and 2019, is 786,269 million Won and 1,152,718 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three-month period ended June 30, 2020 and 2019 are 296,417 million Won and 619,275 million Won, respectively) (Note 28)	216,262	774,033	657,434	1,271,963

Net loss on valuation of equity securities at FVTOCI	14,957	(95,214)	(35,133)	(47,377)
Remeasurement loss related to defined benefit plan	(6,911)	(26,240)	(6,732)	(39,268)

Items that will not be reclassified to profit or loss:	8,046	(121,454)	(41,865)	(86,645)

Net gain on valuation of debt securities at FVTOCI	45,464	69,463	31,001	53,937
Changes in capital due to equity method	(3,614)	(4,621)	(92)	(418)
Net gain on foreign currency translation of foreign operations	43,478	57,475	37,457	102,794
Net gain (loss) on valuation of cash flow hedge	(545)	(10,030)	(1,572)	(1,170)

Items that may be reclassified to profit or loss:	84,783	112,287	66,794	155,143
Other comprehensive income (loss), net of tax	92,829	(9,167)	24,929	68,498
Total comprehensive income	309,091	764,866	682,363	1,340,461

Net income attributable to:	216,262	774,033	657,434	1,271,963
Net income attributable to owners	142,348	660,564	610,999	1,179,688
Net income attributable to non-controlling interests	73,914	113,469	46,435	92,275
Total comprehensive income attributable to:	309,091	764,866	682,363	1,340,461
Comprehensive income attributable to owners	221,161	648,420	632,796	1,240,153
Comprehensive income attributable to non-controlling interests	87,930	116,446	49,567	100,308
Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	181	887	899	1,755

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Total comprehensive income
Net income	—	—	—	—	1,179,688	1,179,688	92,275	1,271,963
Net gain on valuation of financial instruments at FVTOCI	—	—	—	6,491	—	6,491	69	6,560
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	27,002	(27,002)	—	—	—
Changes in capital due to equity method	—	—	—	(418)	—	(418)	—	(418)
Gain on foreign currency translation of foreign operations	—	—	—	94,591	—	94,591	8,203	102,794
Loss on valuation of cash flow hedge	—	—	—	(1,170)	—	(1,170)	—	(1,170)
Remeasurement loss related to defined benefit plan	—	—	—	(39,029)	—	(39,029)	(239)	(39,268)
Transactions with owners
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,002)	(439,628)
Acquisition of subsidiaries	19,430	—	25,878	—	—	45,308	10	45,318
New stocks issue cost	—	—	(3)	—	—	(3)	—	(3)
Net increase of treasury stocks	—	—	—	17,230	—	17,230	—	17,230
Dividends to hybrid securities	—	—	—	—	—	—	(78,290)	(78,290)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	99	—	—	99	(13)	86
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—

June 30, 2019 (Unaudited)	3,400,822	—	311,863	(2,108,905)	17,839,349	19,443,129	3,395,089	22,838,218

January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	660,564	660,564	113,469	774,033
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(25,697)	—	(25,697)	(54)	(25,751)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	578	(578)	—	—	—
Changes in capital due to equity method	—	—	—	(4,621)	—	(4,621)	—	(4,621)
Gain on foreign currency translation of foreign operations	—	—	—	54,445	—	54,445	3,030	57,475
Loss on valuation of cash flow hedge	—	—	—	(10,030)	—	(10,030)	—	(10,030)
Remeasurement gain (loss) related to defined benefit plan	—	—	—	(26,241)	—	(26,241)	1	(26,240)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,054)	(507,641)
Issuance of hybrid securities	—	698,277	—	—	—	698,277	—	698,277
Dividends to hybrid securities	—	—	—	—	(20,365)	(20,365)	(90,091)	(110,456)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	1,330	6,350	(6,350)	1,330	(24)	1,306

June 30, 2020 (Unaudited)	3,611,338	1,695,821	627,625	(2,285,790)	18,652,199	22,301,193	3,450,495	25,751,688

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	For the six-month period ended June 30
	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	774,033	1,271,963
Adjustments to net income:
Income tax expense	259,816	456,119
Interest income	(4,916,003)	(5,277,692)
Interest expense	1,975,154	2,346,640
Dividend income	(71,002)	(64,583)

	(2,752,035)	(2,539,516)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	344	164
Impairment loss due to credit loss	446,679	136,546
Loss on other provisions	169,349	13,972
Retirement benefit	86,185	83,071
Depreciation and amortization	266,837	226,632
Net loss on foreign currency translation	339,687	—
Loss on derivatives (designated for hedge)	9,324	1,524
Loss on fair value hedge	108,090	90,198
Loss on valuation of investments in joint ventures and associates	11,731	8,442
Loss on disposal of premises and equipment, intangible assets and other assets	821	1,248
Impairment loss on premises and equipment, intangible assets and other assets	8,254	1,680

	1,447,301	563,477

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	249,455	85,953
Gain on financial assets at FVTOCI	11,371	3,609
Gain on other provisions	124	3,375
Gain on derivatives (designated for hedge)	132,356	118,154
Gain on valuation of investments in joint ventures and associates	35,683	19,299
Gain on disposal of premises and equipment, intangible assets and other assets	6,575	1,302
Reversal of impairment loss on premises and equipment, intangible assets and other assets	55	722
Other income	4,608	—

	440,227	232,414

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(167,347)	747,897
Loans and other financial assets at amortized cost	(12,171,466)	(11,154,473)
Other assets	(56,319)	151,747
Deposits due to customers	11,526,133	7,426,159
Provisions	(90,706)	(6,843)
Net defined benefit liability	(67,202)	(117,182)
Other financial liabilities	1,929,411	3,673,978
Other liabilities	(38,327)	(10,093)

	864,177	711,190

Interest income received	5,052,912	5,108,638
Interest expense paid	(2,268,755)	(2,120,787)
Dividends received	71,134	64,689
Income tax paid	(236,188)	(272,284)

Net cash inflow from operating activities	2,512,352	2,554,956

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 AND 2019 (UNAUDITED) (CONTINUED)

	For the six-month period ended June 30
	2020	2019
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash in-flows from hedging activities	499	—
Disposal of financial instruments at FVTPL	3,485,089	6,206,458
Disposal of financial assets at FVTOCI	11,062,888	4,984,305
Redemption of securities at amortized cost	3,406,645	4,803,559
Disposal of investments in joint ventures and associates	32,162	26,691
Disposal of investment properties	354	22
Disposal of premises and equipment	17,212	6,973
Disposal of intangible assets	371	995
Net cash flow from changes in subsidiaries	—	6,131

	18,005,220	16,035,134

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	3,995,877	7,540,803
Acquisition of financial assets at FVTOCI	12,883,464	12,214,487
Acquisition of securities at amortized cost	1,678,871	2,353,102
Acquisition of investments in joint ventures and associates	130,261	8,915
Acquisition of investment properties	1,514	135,974
Acquisition of premises and equipment	57,266	97,859
Acquisition of intangible assets	56,640	65,350
Net increase of other assets	2,671	—

	18,806,564	22,416,490

Net cash outflow from investing activities	(801,344)	(6,381,356)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,171,641	7,924,071
Issuance of debentures	10,849,477	14,119,727
Net increase of other liabilities	5,516	—
Issuance of hybrid securities	698,277	—
Retirement of treasury stocks	—	256,415

	19,724,911	22,300,213

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	6,054	—
Decrease in borrowings	6,211,491	5,182,146
Redemption of debentures	10,893,170	12,544,547
Redemption of lease liabilities	102,968	95,887
New stock issue cost	—	16,326
Acquisition of treasury stocks	—	184,164
Dividends paid	505,587	437,626
Redemption of hybrid stocks	598,850	—
Dividends paid to hybrid securities	110,456	78,059
Dividends paid to non-controlling interest	2,054	2,002

	18,430,630	18,540,757

Net cash inflow from financing activities	1,294,281	3,759,456

Net increase (decrease) in cash and cash equivalents	3,005,289	(66,944)
Cash and cash equivalents, beginning of the period	6,392,566	6,747,894
Effects of exchange rate changes on cash and cash equivalents	39,764	157,626

Cash and cash equivalents, end of the period (Note 6)	9,437,619	6,838,576

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND 2019 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Group” or the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won at the establishment while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Parent company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.83% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2020 and December 31, 2019 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2020	December 31, 2019
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	June 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Cambodia PLC. (*1)	Finance	—	100.0	Cambodia	-
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
BWL First Co., LLC (*2)	Asset securitization	0.0	0.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Electric Cable First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori WEBST 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Serveone 1st Co., Ltd. (*2)	Asset securitization	—	0.0	Korea	-
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2020	December 31, 2019
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Smart Casting Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Lake 1st., Ltd. (*2)	Asset securitization	—	0.0	Korea	-
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	June 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	—	Korea	June 30
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	June 30
Consus Sakhalin Real Estate Investment Trust 1st (*3)	Securities investment and others	75.0	75.0	Korea	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	—	Korea	June 30
WooriG NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	99.3	—	Korea	June 30
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	June 30
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	June 30
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	—	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2020	December 31, 2019
MAGI No.5 LuxCo S.a.r.l. (*2)	Asset securitization	54.6	54.6	Luxembourg	June 30
Held by MAGI No.5 LuxCo S.a.r.l.:
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	June 30
Held by Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	5.0	Korea	-
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Held by Woori Card Co., Ltd.:
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	—	0.5	Korea	-
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	June 30
Held by Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	45.5	45.5	Korea	June 30
Held by Woori Asset Management Corp.:
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	98.7	98.8	Korea	June 30
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*3)	Securities investment and others	95.0	98.6	Korea	June 30
Held by Woori Global Asset Management Co., Ltd.:
WOORIG China Value Equity (C/C(F)) (*3)	Securities investment and others	—	95.1	Korea	-
WooriG Global Multi Asset Income Private Placement Investment Trust [FoF]_Class Cs (*3)	Securities investment and others	22.2	—	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2020	December 31, 2019
Held by Woori Bank, Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.:
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	60.0	60.0	Korea	June 30
Held by Woori bank and Woori Investment Bank Co., Ltd.:
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during current period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)	The Group has not consolidated the following entities as of June 30, 2020 and December 31, 2019 despite having more than 50% ownership interest:

	As of June 30, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	52.4
Heungkuk Woori middle priority acquisition Financing 2 types(*)	Korea	Securities Investment	83.0
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.0
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the six-month period ended June 30, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	365,351,997	342,347,344	13,836,037	677,937	696,858
Woori Card Co., Ltd.	10,783,650	8,795,540	708,328	79,654	50,029
Woori Investment Bank Co., Ltd.	3,773,077	3,374,438	135,093	31,435	31,301
Woori FIS Co., Ltd.	93,868	55,749	128,979	2,220	2,152
Woori Finance Research Institute Co., Ltd.	5,846	2,157	3,169	242	242
Woori Credit Information Co., Ltd.	39,623	8,882	20,774	1,469	1,311
Woori Fund Service Co., Ltd.	16,752	1,540	6,300	990	990
Woori Asset Trust Co., Ltd.	159,155	45,695	39,079	20,198	20,177
Woori Asset Management Corp.	114,239	4,733	12,059	3,183	2,771
Woori Private Equity Asset Management Co., Ltd.	37,644	2,358	2,424	74	28
Woori Global Asset Management Co., Ltd.	38,304	9,487	5,602	(760)	(760)

	As of and for the year ended December 31, 2019
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank (*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Asset Trust Co., Ltd. (*2)	139,839	45,410	—	—	—
Woori Asset Management Corp. (*2)	113,037	6,301	9,204	1,720	2,544
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd. (*2)	32,807	3,230	3,588	(1,360)	(1,360)

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (reflecting the classification of profit or loss of the discontinued operation).
(*2)

The gain or loss information of Woori Asset Trust Co., Ltd., Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared on the accumulated gains or losses from the date on which the entities were transferred as subsidiaries, to December 31, 2019.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2020, the Group provides 1,891,650 million Won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings.

	June 30, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,266,927	46,234,075	44,918,870	484,642
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,671,503	2,459,734	3,674,444	57,499
Financial assets at FVTPL	451,584	4,540	2,399,233	1,155
Financial assets at FVTOCI	1,652,891	41,851	—	—
Financial assets at amortized cost	3,565,070	2,396,221	1,098,540	56,344
Investments in joint ventures and associates	—	7,399	176,671	—
Derivative assets	1,958	9,723	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	219	1,097	—	1,966
Other liabilities (provisions)	219	1,097	—	1,966
The maximum exposure to risks	5,970,750	3,255,317	4,529,834	123,123
Investment assets	5,671,503	2,459,734	3,674,444	57,499
Credit facilities and others	299,247	795,583	855,390	65,624
Loss recognized on unconsolidated structured entities	—	2,186	18,491	304

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities and others	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

(7)

As of June 30, 2020 and December 31, 2019, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2020	December 31, 2019
Woori Bank (*)	3,105,070	3,660,814
Woori Investment Bank	163,869	151,170
Woori Asset Trust Co., Ltd	45,487	40,161
Woori Asset Management Corp	30,480	29,800
PT Bank Woori Saudara Indonesia 1906 Tbk	87,387	83,315
Wealth Development Bank	20,051	18,524

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the six-month period ended June 30
	2020	2019
Woori Bank (*)	90,091	78,290
Woori Investment Bank	12,753	8,964
Woori Asset Trust Co., Ltd	5,699	—
Woori Asset Management Corp	791	—
PT Bank Woori Saudara Indonesia 1906 Tbk	3,796	4,920
Wealth Development Bank	321	79

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month period ended June 30
	2020	2019
Woori Bank (*)	90,091	78,290
Woori Asset Trust Co., Ltd	365	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,669	1,981

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2019 for understanding of the accompanying interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed consolidated interim financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2019.

1)	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

2)	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

3)	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Group did not restate comparatives for the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 42.

The Group does not expect that these enactments and amendments have a significant impact on the consolidated financial statements.

(2)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loan receivables. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

Significant changes have been made in future forecast information affecting expected credit losses for the period of six-month period ended June 30, 2020, and major economic factors are expected to remain negative for a considerable period of time after 2020 due to the influence of COVID-19, and uncertainties in recovery or deterioration will persist.

Considering this situation comprehensively, as of the end June 30, 2020, the Group updated the forward-looking information used to estimate expected credit losses in accordance with K-IFRS 1109 Financial Instruments by changing major variables such as GDP to reflect the impact of COVID-19, which has brought about a global economic recession. As a result, the credit loss allowance has increased 175,478 million Won (consists of 162,911 million Won for Woori Bank, 9,764 million Won for Woori Card, and 2,803 million Won for Woori Investment Bank.) The Group will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies every quarter.

The management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important decisions made by management on the application of accounting policy of the Group and the main sources of estimation uncertainty in preparing condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, unless otherwise stated.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		June 30, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Korean treasury and government agencies	11,208,287	14,797,040
	Banks	21,782,441	18,597,206
	Corporates	109,829,991	101,041,110
	Consumers	163,597,350	159,282,337

	Sub-total	306,418,069	293,717,693

Financial assets at FVTPL (*)	Deposit	29,631	27,901
	Debt securities	2,507,653	2,337,085
	Loans	328,602	212,473
	Derivative assets	4,266,297	2,921,903

	Sub-total	7,132,183	5,499,362

Financial assets at FVTOCI	Debt securities	28,804,809	26,795,161
Securities at amortized cost	Debt securities	18,610,602	20,320,539
Derivative assets	Derivative assets (Designated for hedging)	249,880	121,131
Off-balance accounts	Guarantees	12,789,313	12,618,917
	Unused loan commitments	106,987,014	103,651,674

	Sub-total	119,776,327	116,270,591

	Total	480,991,870	462,724,477

(*)	Puttable financial instruments are not included

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	282,322,715	4,751,008	3,881,935	1,561,978	1,178,814	12,721,619	306,418,069
Securities at amortized cost	18,390,596	—	47,437	—	—	172,569	18,610,602
Financial assets at FVTPL	7,090,010	11,251	—	29,631	1,291	—	7,132,183
Financial assets at FVTOCI	25,389,634	511,999	1,632,819	—	6,045	1,264,312	28,804,809
Derivative assets (Designated for hedging)	249,880	—	—	—	—	—	249,880
Off-balance accounts	115,993,317	897,684	424,611	49,236	37,402	2,374,077	119,776,327

Total	449,436,152	6,171,942	5,986,802	1,640,845	1,223,552	16,532,577	480,991,870

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	June 30, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	55,564,965	35,763,906	36,200,358	3,317,785	159,203,039	16,368,016	306,418,069
Securities at amortized cost	343,126	6,750	10,427,805	332,818	—	7,500,103	18,610,602
Financial assets at FVTPL	251,335	220,702	5,501,612	21,799	22,228	1,114,507	7,132,183
Financial assets at FVTOCI	249,436	116,768	23,913,643	191,165	—	4,333,797	28,804,809
Derivative assets (Designated for hedging)	—	—	249,880	—	—	—	249,880
Off-balance accounts	17,755,956	23,689,352	10,434,635	3,968,265	56,868,506	7,059,613	119,776,327

Total	74,164,818	59,797,478	86,727,933	7,831,832	216,093,773	36,376,036	480,991,870

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591

Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of June 30, 2020 are as follow and the industries that can be affected may change by future economic conditions. (Unit: Korean Won in millions):

< Woori Bank >

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,519,530	5,711	6,002
		Cosmetics	48,898	100	—
		Sub-total	1,568,428	5,811	6,002
	Accommodation business		1,625,207	5,489	6,002
	Travel business		93,709	78	—
	Art/sports, leisure service		1,303,996	19,830	—
	Food business		1,083,793	1,881	—
	Air transport business		274,924	463	—
	Sub-total		5,950,057	33,552	12,004
Manufacturing	Cosmetics		321,848	278	—

	Total		6,271,905	33,830	12,004

			Off-balance accounts	Total
Service business	Distribution business	General retail business	1,025,404	2,556,647
		Cosmetics	31,216	80,214
	Sub-total		1,056,620	2,636,861
	Accommodation business		148,513	1,785,211
	Travel business		21,830	115,617
	Art/sports, leisure service		80,987	1,404,813
	Food business		161,437	1,247,111
	Air transport business		201,070	476,457
	Sub-total		1,670,457	7,666,070
Manufacturing	Cosmetics		70,451	392,577

	Total		1,740,908	8,058,647

< Woori Card Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,380	—	—	12,724	15,104
Travel business	1,926	—	—	18,871	20,797
Aviation	541	—	—	2,701	3,242
Cosmetics industry	2,464	—	—	13,036	15,500
Distribution business	6,852	—	—	42,470	49,322
Food industry	29,866	—	—	188,864	218,730
Art/sports, leisure service	6,887	—	—	47,810	54,697
Total	50,916	—	—	326,476	377,392

< Woori Investment Bank Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	54,400	—	—	—	54,400
Distribution business	27,707	—	—	—	27,707
Art/sports, leisure service	18,000	—	—	—	18,000
Total	100,107	—	—	—	100,107

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of June 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	June 30, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	269,075,108	19,582,226	8,186,194	9,815,662	1,538,922	308,198,112	(1,780,043)	306,418,069
Korean treasury and government agencies	11,203,774	7,260	28	—	—	11,211,062	(2,775)	11,208,287
Banks	21,617,966	103,205	58,243	—	27,609	21,807,023	(24,582)	21,782,441
Corporates	91,524,519	14,267,567	533,388	3,789,419	841,801	110,956,694	(1,126,703)	109,829,991
General business	60,897,909	9,219,829	488,249	2,633,192	485,066	73,724,245	(767,133)	72,957,112
Small- and medium-sized enterprise	25,308,013	4,830,679	45,139	1,071,132	326,014	31,580,977	(317,458)	31,263,519
Project financing and others	5,318,597	217,059	—	85,095	30,721	5,651,472	(42,112)	5,609,360
Consumers	144,728,849	5,204,194	7,594,535	6,026,243	669,512	164,223,333	(625,983)	163,597,350
Securities at amortized cost	18,616,159	—	—	—	—	18,616,159	(5,557)	18,610,602
Financial assets at FVTOCI (*3)	28,664,453	140,356	—	—	—	28,804,809	(9,184)	28,804,809

Total	316,355,720	19,722,582	8,186,194	9,815,662	1,538,922	355,619,080	(1,794,784)	353,833,480

	June 30, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	177,843,796	13,985,335	710,642	192,539,773
Korean treasury and government agencies	—	—	—	—
Banks	845,959	—	—	845,959
Corporates	60,271,450	2,719,002	397,811	63,388,263
General business	33,453,429	1,831,783	197,005	35,482,217
Small- and medium-sized enterprise	24,634,801	887,219	178,237	25,700,257
Project financing and others	2,183,220	—	22,569	2,205,789
Consumers	116,726,387	11,266,333	312,831	128,305,551
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	177,843,796	13,985,335	710,642	192,539,773

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	11,066,524	1,374,335	10,357	220,968	117,129	12,789,313
Loan Commitments	101,117,856	3,365,611	1,479,511	1,017,266	6,770	106,987,014

Total	112,184,380	4,739,946	1,489,868	1,238,234	123,899	119,776,327

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the six-month period ended June 30, 2020 and for the year ended December 31, 2019, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of June 30, 2020, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Group for the six-month period June 30, 2020 and for the year ended December 31, 2019, and the VaR of the Group as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	For the six-month period ended June 30, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	7,698	6,220	11,787	2,427	5,052	3,406	5,725	1,176
Stock price	9,331	6,719	14,394	2,580	3,730	3,203	5,935	1,146
Foreign currencies	10,498	7,577	10,498	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(10,506)	(8,847)	(14,782)	(4,050)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR(*)	17,021	11,669	21,897	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

For non-trading sectors of the bank, consolidated trusts and subsidiaries of the Bank, the risk is managed and measured by ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) simulated by NII (Net Interest Income) and EVE (Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (e.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others. The interest rate EaR represents the maximum amount of decrease in net interest income that could result from unfavorable changes in interest rate over a certain period (e.g., 1 year), and the interest rate VaR represents the maximum expected loss that indicates how much net asset value can decrease at present or in the future due to unfavorable changes in interest rates.

For assets and liabilities as of June 30, 2020 and December 31, 2019 that include bank, consolidated trusts and subsidiaries of the bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

June 30, 2020		December 31, 2019

ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
327,497	23,448	490,981	162,023

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of June 30, 2020 and December 31, 2019, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

June 30, 2020		December 31, 2019
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
65,469	151,261	92,439	87,872

(*1)	EaR (Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	158,793,844	48,168,334	15,484,544	14,977,654	59,563,802	5,843,335	302,831,513
Financial assets at FVTPL	239,952	47,799	12,192	96,088	166,679	13,293	576,003
Financial assets at FVTOCI	5,205,346	3,863,456	3,031,647	3,342,430	13,319,160	573,435	29,335,474
Securities at amortized cost	805,526	1,405,340	1,197,336	1,423,161	13,626,111	1,034,100	19,491,574

Total	165,044,668	53,484,929	19,725,719	19,839,333	86,675,752	7,464,163	352,234,564

Liability:
Deposits due to customers	122,545,248	47,711,593	35,251,985	23,508,278	47,846,875	61,590	276,925,569
Borrowings	11,951,066	3,141,297	1,352,582	812,867	3,836,500	486,695	21,581,007
Debentures	3,393,589	2,462,773	2,443,652	2,561,024	18,614,699	3,355,062	32,830,799

Total	137,889,903	53,315,663	39,048,219	26,882,169	70,298,074	3,903,347	331,337,375

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of June 30, 2020 and December 31, 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost (*)	28,161	33,813,226	115,410	1,288,030	30,939	5,249,050	1,993	2,690,882	5,174,443	48,215,631
	Financial assets at FVTPL	241	289,820	12,335	137,660	27	4,716	214	289,169	128,515	849,880
	Financial assets at FVTOCI	3,112	3,736,603	—	—	2,156	365,728	37	50,398	520,089	4,672,818
	Securities at amortized cost	258	310,188	—	—	—	—	34	45,712	126,288	482,188

Total		31,772	38,149,837	127,745	1,425,690	33,122	5,619,494	2,278	3,076,161	5,949,335	54,220,517

Liability	Financial liabilities at FVTPL	488	585,483	11,006	122,830	—	—	276	372,654	201,733	1,282,700
	Deposits due to customers	16,323	19,598,984	184,525	2,059,393	27,204	4,615,457	1,462	1,974,355	3,236,127	31,484,316
	Borrowings	6,521	7,829,616	3,950	44,079	—	—	548	739,706	1,463,208	10,076,609
	Debentures	4,359	5,233,777	—	—	—	—	—	—	255,888	5,489,665
	Other financial liabilities	4,171	5,008,649	4,404	49,147	2,162	366,875	120	162,480	191,803	5,778,954

Total		31,862	38,256,509	203,885	2,275,449	29,366	4,982,332	2,406	3,249,195	5,348,759	54,112,244

Off-balance accounts		7,166	8,603,941	31,341	349,787	4,017	681,581	538	725,804	524,025	10,885,138

(*)	Includes cash and cash equivalents.

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost (*)	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
	Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
	Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

Total		26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
	Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
	Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
	Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

Total		27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts		7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

(*)	Includes cash and cash equivalents.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	30,021	—	21,571	2,468	448	—	54,508
Deposits due to customers	174,451,640	36,933,721	26,898,235	29,765,914	9,220,888	1,879,658	279,150,056
Borrowings	9,927,257	3,317,550	2,403,875	1,313,598	4,135,475	498,702	21,596,457
Debentures	3,393,589	2,462,773	2,443,652	2,561,024	18,614,699	3,355,062	32,830,799
Lease liabilities	46,310	47,222	42,714	35,438	227,812	34,208	433,704
Other financial liabilities	13,485,838	60,845	5,788	5,080	145,383	2,167,180	15,870,114

Total	201,334,655	42,822,111	31,815,835	33,683,522	32,344,705	7,934,810	349,935,638

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	54,508	—	—	—	—	—	54,508
Deposits due to customers	182,923,739	39,210,484	25,006,334	23,401,668	7,959,980	156,763	278,658,968
Borrowings	9,927,257	3,317,550	2,403,875	1,313,598	4,135,475	498,702	21,596,457
Debentures	3,393,589	2,462,773	2,443,652	2,561,024	18,614,699	3,355,062	32,830,799
Lease liabilities	46,310	47,222	42,714	35,438	227,812	34,208	433,704
Other financial liabilities	13,485,838	60,845	5,788	5,080	145,383	2,167,180	15,870,114

Total	209,831,241	45,098,874	29,902,363	27,316,808	31,083,349	6,211,915	349,444,550

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2020	Cash flow risk hedge	184	487	593	387	9,250	268	11,169
	Trading purpose	3,976,722	—	—	—	—	—	3,976,722
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Guarantees	12,789,313	12,618,917
Loan commitments	106,987,014	103,651,674
Other commitments	5,057,141	3,411,334

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the current term, the company reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers
Credit card	Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Institute, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.

(2)	The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	2,271,005	280,777	35,066	737	2,587,585	353,264	2,940,849
Non-interest income(expense)	721,678	16,935	18,328	864,510	1,621,451	(1,153,465)	467,986
Impairment losses due to credit loss	(337,796)	(94,537)	(727)	(211)	(433,271)	(13,408)	(446,679)
General and administrative expense	(1,615,836)	(96,684)	(17,132)	(189,974)	(1,919,626)	130,068	(1,789,558)
Net operating income(expense)	1,039,051	106,491	35,535	675,062	1,856,139	(683,541)	1,172,598

Non-operating income(expense)	(125,655)	(2,208)	(294)	(97)	(128,254)	(10,495)	(138,749)

Net income(expense) before tax	913,396	104,283	35,241	674,965	1,727,885	(694,036)	1,033,849
Tax income(expense)	(222,569)	(24,629)	(3,806)	(10,278)	(261,282)	1,466	(259,816)

Net income(loss)	690,827	79,654	31,435	664,687	1,466,603	(692,570)	774,033

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the six-month period ended June 30, 2019
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	2,303,318	267,948	23,516	517	2,595,299	335,753	2,931,052
Non-interest income(expense)	824,249	20,343	15,083	806,380	1,666,055	(1,054,363)	611,692
Impairment losses due to credit loss	69,858	(126,351)	(1,046)	1	(57,538)	(79,008)	(136,546)
General and administrative expense	(1,562,939)	(91,177)	(11,635)	(161,162)	(1,826,913)	131,127	(1,695,786)
Net operating income(expense)	1,634,486	70,763	25,918	645,736	2,376,903	(666,491)	1,710,412

Non-operating income(expense)	(17,269)	16,728	(1,021)	(994)	(2,556)	20,226	17,670

Net income(expense) before tax	1,617,217	87,491	24,897	644,742	2,374,347	(646,265)	1,728,082
Tax income(expense)	(433,671)	(20,991)	(2,574)	(949)	(458,185)	2,066	(456,119)

Net income(loss)	1,183,546	66,500	22,323	643,793	1,916,162	(644,199)	1,271,963

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc. and Woori Private Equity Asset Management Co., Ltd.

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(3)	Operating profit or loss from external customers for the six-month period ended June 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020	For the six-month period ended June 30, 2019
Domestic	1,108,347	1,544,248
Foreign	64,251	166,164

Total	1,172,598	1,710,412

(4)	Major non-current assets as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020 (*)	December 31, 2019 (*)
Domestic	4,880,409	4,908,140
Foreign	491,947	387,284

Total	5,372,356	5,295,424

(*)	Major non-current assets included joint ventures and related business investments, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month period ended June 30, 2020 and 2019.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Cash	1,813,004	1,957,997
Foreign currencies	600,051	625,999
Demand deposits	6,593,103	3,684,044
Fixed deposits	431,461	124,526

Total	9,437,619	6,392,566

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(25,751)	6,560
Changes in other comprehensive income related to valuation of equity method investments	(4,621)	(418)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(10,030)	(1,170)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	3,629	94,710
Changes in the investment assets of associates due to the replacement of the account	6,141	—
Changes in financial assets at FVTPL and assets held for sale	(2,385)	119
Transfer of investment properties and premises and equipment	(31,681)	172,891
Changes in account payables related to intangible assets	(10,157)	32,689
Changes in right-of-use assets and lease liabilities	111,466	572,851
Changes in unpaid dividends on hybrid equity securities	—	231

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	10,067,062	8,069,144

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Deposits:
Gold banking asset	29,631	27,901
Securities:
Debt securities
Korean treasury and government agencies	975,677	872,954
Financial institutions	573,758	600,303
Corporates	887,425	762,265
Others	70,793	101,563
Equity securities	553,995	688,350
Capital contributions	614,036	515,199
Beneficiary certificates	1,766,848	1,366,233

Sub-total	5,442,532	4,906,867

Loans	328,602	212,473
Derivatives assets	4,266,297	2,921,903

Total	10,067,062	8,069,144

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2020 and December 31, 2019.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	1,792,875	1,152,711
Financial institutions	18,497,960	17,769,924
Corporates	3,791,148	3,917,004
Bond denominated in foreign currencies	4,672,762	3,874,785
Securities loaned	50,064	80,737

Sub-total	28,804,809	26,795,161

Equity securities	807,599	935,370

Total	29,612,408	27,730,531

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2020	December 31, 2019	Remarks
Investment for strategic business partnership purpose	564,425	678,846
Debt-equity swap	243,130	256,480
Others	44	44	Cooperative insurance, etc.

Total	807,599	935,370

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(782)	—	—	(782)
Disposal	337	—	—	337
Others (*)	(170)	—	—	(170)

Ending balance	(9,184)	—	—	(9,184)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision (reversal) of loss allowance	(2,214)	235	—	(1,979)
Disposal	117	—	—	117
Others (*)	167	—	—	167

Ending balance	(7,807)	(65)	—	(7,872)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,879,766	—	—	12,879,766
Disposal/Redemption	(11,051,251)	—	—	(11,051,251)
Gain (loss) on valuation	114,000	—	—	114,000
Amortization based on effective interest method	4,073	—	—	4,073
Others (*)	63,060	—	—	63,060

Ending balance	28,804,809	—	—	28,804,809

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,508,275	—	—	12,508,275
Disposal/Redemption	(5,090,732)	(10,088)	—	(5,100,820)
Gain (loss) on valuation	66,013	(112)	—	65,901
Amortization based on effective interest method	9,960	—	—	9,960
Others (*)	81,543	—	—	81,543

Ending balance	24,667,082	10,026	—	24,677,108

(*)	Changes due to foreign currencies translation, etc.

(4)

During the six-month period ended June 30, 2020 and 2019, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 52 million Won and 27,984 million Won, respectively and cumulative losses at disposal dates were 48 million Won and 36,500 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Korean treasury and government agencies	7,118,115	8,044,040
Financial institutions	5,714,972	6,694,614
Corporates	5,300,884	5,068,489
Bond denominated in foreign currencies	482,188	518,907
Allowance for credit losses	(5,557)	(5,511)

Total	18,610,602	20,320,539

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(47)	—	—	(47)
Others (*)	1	—	—	1

Ending balance	(5,557)	—	—	(5,557)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	768	—	—	768
Others (*)	(5)	—	—	(5)

Ending balance	(6,161)	—	—	(6,161)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,678,871	—	—	1,678,871
Disposal / Redemption	(3,406,644)	—	—	(3,406,644)
Amortization based on effective interest method	388	—	—	388
Others (*)	17,494	—	—	17,494

Ending balance	18,616,159	—	—	18,616,159

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,353,102	—	—	2,353,102
Disposal / Redemption	(4,803,559)	—	—	(4,803,559)
Amortization based on effective interest method	1,184	—	—	1,184
Others (*)	9,397	—	—	9,397

Ending balance	20,499,608	—	—	20,499,608

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Due from banks	12,947,209	14,492,223
Loans	280,972,081	271,032,244
Other financial assets	12,498,779	8,193,226

Total	306,418,069	293,717,693

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	9,178,893	11,028,850
Due from depository banks	63,409	82,509
Due from non-depository institutions	3,247	378
Due from the Korea Exchange	81	50,113
Others	46,522	43,253
Loss allowance	(2,188)	(2,865)

Sub-total	9,289,964	11,202,238

Due from banks in foreign currencies:
Due from banks on demand	1,394,988	1,122,521
Due from banks on time	676,128	1,296,842
Others	1,590,003	872,617
Loss allowance	(3,874)	(1,995)

Sub-total	3,657,245	3,289,985

Total	12,947,209	14,492,223

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2020	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	9,178,893	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	81	Futures trading margin
Others	The Korea Exchange and others	44,863	Central counterparty KRW margin and others

Sub-total		9,223,837

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,387,278	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	60	Reserve deposits and others
Others	Korea Investment & Securities and others	1,590,002	Overseas futures and options trade deposits and others

Sub-total		2,977,340

Total		12,201,177

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currencies:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp. and others	50,113	Customer’s deposit reserve
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

Sub-total		11,120,608

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

Sub-total		1,976,578

Total		13,097,186

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,305)	—	—	(1,305)
Others (*)	103	—	—	103

Ending balance	(6,062)	—	—	(6,062)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(708)	—	—	(708)
Others (*)	(27)	—	—	(27)

Ending balance	(6,122)	—	—	(6,122)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(1,523,664)	—	—	(1,523,664)
Others (*)	(20,148)	—	—	(20,148)

Ending balance	12,953,271	—	—	12,953,271

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(2,856,414)	—	—	(2,856,414)
Others (*)	72,930	—	—	72,930

Ending balance	11,372,915	—	—	11,372,915

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Loans in local currency	231,766,891	221,484,049
Loans in foreign currencies	19,911,198	18,534,270
Domestic banker’s usance	2,751,815	2,899,651
Credit card accounts	7,875,508	8,398,605
Bills bought in foreign currencies	4,862,524	4,772,093
Bills bought in local currency	169,528	61,362
Factoring receivables	37,493	20,905
Advances for customers on guarantees	13,693	12,616
Private placement bonds	246,251	307,339
Securitized loans	2,123,577	2,250,042
Call loans	2,655,435	3,290,167
Bonds purchased under resale agreements	8,358,028	8,981,752
Others	1,263,343	980,448
Loan origination costs and fees	635,360	620,791
Discounted present value	(4,751)	(6,826)
Allowance for credit losses	(1,693,812)	(1,575,020)

Total	280,972,081	271,032,244

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(19,356)	18,821	535	(30,128)	22,088	8,040
Transfer to lifetime expected credit losses	8,766	(10,576)	1,810	16,628	(73,095)	56,467
Transfer to credit-impaired financial assets	2,225	9,617	(11,842)	12,976	12,525	(25,501)
Net reversal (provision) of loss allowance	6,109	(13,315)	(61,278)	(74,693)	(30,747)	(142,540)
Recovery	—	—	(33,774)	—	—	(43,300)
Charge-off	—	—	91,333	—	—	101,899
Disposal	48	2	346	—	—	22,255
Interest income from impaired loans	—	—	4,735	—	—	7,622
Others	(124)	(5)	(131)	(7,593)	(84)	24,127

Ending balance	(87,480)	(73,418)	(133,854)	(407,068)	(367,031)	(380,976)

	For the six-month period ended June 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(13,837)	13,795	42	(63,321)	54,704	8,617
Transfer to lifetime expected credit losses	7,041	(7,438)	397	32,435	(91,109)	58,674
Transfer to credit-impaired financial assets	22,209	59,874	(82,083)	37,410	82,016	(119,426)
Net reversal (provision) of loss allowance	(17,597)	(59,668)	(22,731)	(86,181)	(103,730)	(226,549)
Recovery	—	—	(31,690)	—	—	(108,764)
Charge-off	—	—	138,351	—	—	331,583
Disposal	—	—	23,653	48	2	46,254
Interest income from impaired loans	—	—	—	—	—	12,357
Others	(2)	—	—	(7,719)	(89)	23,996

Ending balance	(76,912)	(64,970)	(102,103)	(571,460)	(505,419)	(616,933)

	For the six-month period ended June 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(9,605)	8,953	652	(51,272)	42,198	9,074
Transfer to lifetime expected credit losses	5,742	(7,568)	1,826	13,759	(15,607)	1,848
Transfer to credit-impaired financial assets	1,955	10,039	(11,994)	2,454	17,764	(20,218)
Net reversal (provision) of loss allowance	1,344	(10,896)	(74,447)	17,220	10,863	54,799
Recovery	—	—	(34,635)	—	—	(32,585)
Charge-off	—	—	105,473	—	—	92,575
Disposal	—	—	1,191	—	—	20,019
Interest income from impaired loans	—	—	4,743	—	—	9,341
Others	(302)	(27)	(415)	1,352	(187)	(525)

Ending balance	(115,375)	(47,867)	(137,512)	(364,798)	(294,588)	(393,345)

	For the six-month period ended June 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,296)	15,262	34	(76,173)	66,413	9,760
Transfer to lifetime expected credit losses	7,269	(7,557)	288	26,770	(30,732)	3,962
Transfer to credit-impaired financial assets	15,055	59,063	(74,118)	19,464	86,866	(106,330)
Net reversal (provision) of loss allowance	(10,462)	(61,468)	(45,786)	8,102	(61,501)	(65,434)
Recovery	—	—	(29,035)	—	—	(96,255)
Charge-off	—	—	138,944	—	—	336,992
Disposal	—	—	—	—	—	21,210
Interest income from impaired loans	—	—	—	—	—	14,084
Others	(1)	1	(2)	1,049	(213)	(942)

Ending balance	(68,222)	(72,830)	(126,447)	(548,395)	(415,285)	(657,304)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,318,903	(4,310,929)	(7,974)	1,067,885	(1,046,149)	(21,736)
Transfer to lifetime expected credit losses	(4,980,916)	5,002,670	(21,754)	(2,571,677)	2,646,989	(75,312)
Transfer to credit-impaired financial assets	(77,204)	(118,765)	195,969	(235,257)	(115,332)	350,589
Charge-off	—	—	(91,333)	—	—	(101,899)
Disposal	(3,920,591)	(3,971)	(16,378)	—	—	(42,390)
Net increase (decrease)	8,332,255	(1,442,779)	(35,155)	8,840,031	(833,148)	(105,787)

Ending balance	114,925,730	11,575,033	441,049	141,544,961	5,562,958	743,722

	For the six-month period ended June 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	266,322	(266,266)	(56)	5,653,110	(5,623,344)	(29,766)
Transfer to lifetime expected credit losses	(305,371)	305,870	(499)	(7,857,964)	7,955,529	(97,565)
Transfer to credit-impaired financial assets	(51,913)	(75,435)	127,348	(364,374)	(309,532)	673,906
Charge-off	—	—	(138,351)	—	—	(331,583)
Disposal	—	—	(43,781)	(3,920,591)	(3,971)	(102,549)
Net increase (decrease)	(296,819)	(50,674)	9,399	16,875,467	(2,326,601)	(131,543)

Ending balance	6,890,686	799,327	182,427	263,361,377	17,937,318	1,367,198

	For the six-month period ended June 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	1,866,758	(1,859,811)	(6,947)	1,513,913	(1,483,846)	(30,067)
Transfer to lifetime expected credit losses	(2,833,438)	2,854,387	(20,949)	(1,984,611)	1,993,221	(8,610)
Transfer to credit-impaired financial assets	(91,588)	(114,797)	206,385	(187,112)	(167,681)	354,793
Charge-off	—	—	(105,473)	—	—	(92,575)
Disposal	—	(29)	(31,916)	—	—	(79,296)
Net increase (decrease)	4,013,693	(665,771)	(22,332)	5,402,273	(489,901)	(273,450)

Ending balance	113,574,667	6,241,988	410,262	136,198,190	4,883,051	891,453

	For the six-month period ended June 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	286,975	(286,924)	(51)	3,667,646	(3,630,581)	(37,065)
Transfer to lifetime expected credit losses	(336,040)	336,410	(370)	(5,154,089)	5,184,018	(29,929)
Transfer to credit-impaired financial assets	(48,082)	(80,178)	128,260	(326,782)	(362,656)	689,438
Charge-off	—	—	(138,944)	—	—	(336,992)
Disposal	—	—	—	—	(29)	(111,212)
Net increase (decrease)	99,345	(15,877)	25,258	9,515,311	(1,171,549)	(270,524)

Ending balance	6,864,042	936,203	223,142	256,636,899	12,061,242	1,524,857

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
CMA accounts	163,000	199,000
Receivables	10,219,710	5,653,997
Accrued income	911,420	1,012,240
Telex and telephone subscription rights and refundable deposits	942,486	949,118
Other assets	342,332	456,010
Allowance for credit losses	(80,169)	(77,139)

Total	12,498,779	8,193,226

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(140)	131	9	—
Transfer to lifetime expected credit losses	536	(150)	(386)	—
Transfer to credit-impaired financial assets	26	142	(168)	—
Net provision of loss allowance	(767)	(262)	(3,272)	(4,301)
Charge-off	—	—	248	248
Disposal	—	—	489	489
Others	545	—	(11)	534

Ending balance	(2,996)	(1,805)	(75,368)	(80,169)

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(122)	116	6	—
Transfer to lifetime expected credit losses	79	(93)	14	—
Transfer to credit-impaired financial assets	18	227	(245)	—
Net provision of loss allowance	(99)	(243)	(2,706)	(3,048)
Charge-off	—	—	151	151
Disposal	—	—	381	381
Others	(72)	117	854	899

Ending balance	(3,665)	(1,847)	(64,046)	(69,558)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,420	(8,404)	(16)	—
Transfer to lifetime expected credit losses	(12,735)	12,752	(17)	—
Transfer to credit-impaired financial assets	(1,743)	(1,096)	2,839	—
Charge-off	—	—	(248)	(248)
Disposal	—	—	(549)	(549)
Net increase (decrease)	4,288,900	(31,361)	51,841	4,309,380

Ending balance	12,342,686	64,538	171,724	12,578,948

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	5,247	(5,236)	(11)	—
Transfer to lifetime expected credit losses	(6,111)	6,151	(40)	—
Transfer to credit-impaired financial assets	(474)	(1,653)	2,127	—
Charge-off	—	—	(151)	(151)
Disposal	—	—	(581)	(581)
Net increase (decrease)	7,148,221	3,462	(584)	7,151,099

Ending balance	14,601,273	30,917	72,767	14,704,957

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	29,631	—	—	29,631
Debt securities	448,552	2,053,336	5,765	2,507,653
Equity securities	15,365	—	538,630	553,995
Capital contributions	—	300	613,736	614,036
Beneficiary certificates	10,303	288,122	1,468,423	1,766,848
Loans	—	139,704	188,898	328,602
Derivative assets (Designated for trading)	32,778	4,130,088	103,431	4,266,297

Sub-total	536,629	6,611,550	2,918,883	10,067,062

Financial assets at FVTOCI
Debt securities	2,733,044	26,071,765	—	28,804,809
Equity securities	365,234	—	442,365	807,599

Sub-total	3,098,278	26,071,765	442,365	29,612,408

Derivative assets (Designated for hedging)	—	249,880	—	249,880

Total	3,634,907	32,933,195	3,361,248	39,929,350

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	30,022	—	—	30,022
Derivative liabilities (Designated for trading)	2,240	3,955,066	19,421	3,976,727

Sub-total	32,262	3,955,066	19,421	4,006,749

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	24,486	24,486

Derivative liabilities (Designated for hedging)	—	15,022	—	15,022

Total	32,262	3,970,088	43,907	4,046,257

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	27,901	—	—	27,901
Debt securities	420,330	1,910,929	5,826	2,337,085
Equity securities	157,895	1,834	528,621	688,350
Capital contributions	—	—	515,199	515,199
Beneficiary certificates	1	90,498	1,275,734	1,366,233
Loans	—	59,844	152,629	212,473
Derivative assets (Designated for trading)	3,057	2,893,798	25,048	2,921,903

Sub-total	609,184	4,956,903	2,503,057	8,069,144

Financial assets at FVTOCI
Debt securities	2,146,163	24,568,261	—	26,714,424
Equity securities	441,672	—	493,698	935,370
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,648,998	493,698	27,730,531

Derivative assets (Designated for hedging)	—	121,131	—	121,131

Total	3,197,019	29,727,032	2,996,755	35,920,806

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626

Derivative liabilities (Designated for hedging)	—	6,516	321	6,837

Total	31,866	2,773,287	159,986	2,965,139

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in June 30, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread

Debt securities and Securities loaned	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate, credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured through Net Asset Value Method.	Value of underlying assets such as bonds

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation, etc.	Risk-free market rate, forward rate, foreign exchange rate, market rate, stock prices and value of underlying assets, volatility, and etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in June 30, 2020 and December 31, 2019 are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread, growth rate, etc.

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, market rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, market rate, dividend, volatility, correlation coefficient and foreign exchange rate, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Loans, convertible bonds, bond with options and others	Binomial Tree		Stock, Volatility of underlying asset	29.61%~42.35%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.03%~279.95%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.20~0.71	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	32.31%~32.57%	Variation of fair value increases as volatility of underlying assets increases.

	DCF model	Currency related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.03%~279.95%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.20~0.71	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	32.31%~32.57%	Variation of fair value increases as volatility of underlying assets increases.

Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.40~0.50	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility of underlying asset, the fair value variation of equity-linked securities may decreases.
			Volatility of underlying asset	32.31%~48.13%

	Fair value measurement technique	Type	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement

Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock, Volatility of underlying asset	28.18%~38.50%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Terminal growth rate	0~1%	Fair value increases as terminal growth rate increases.
			Discount rate	4.12%~35.78%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	—	Fair value increases as real estate sale price increases.
			liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	(9)	—	—	(52)	—	5,765
Equity securities	528,621	13,220	—	10,472	(13,714)	31	538,630
Capital contributions	515,199	12,324	—	98,219	(12,006)	—	613,736
Beneficiary certificates	1,275,734	15,939	—	315,069	(138,319)	—	1,468,423
Loans	152,629	4,556	—	93,987	(62,274)	—	188,898
Derivative assets	25,048	95,112	—	10,891	(19,233)	(8,387)	103,431

Sub-total	2,503,057	141,142	—	528,638	(245,598)	(8,356)	2,918,883

Financial assets at FVTOCI
Equity securities	493,698	—	(56,593)	3,698	(630)	2,192	442,365

Total	2,996,755	141,142	(56,593)	532,336	(246,228)	(6,164)	3,361,248

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	495	—	11,001	(49,806)	(14,308)	19,421
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(8,421)	—	—	(54,719)	—	24,486
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	(7,926)	—	11,001	(104,846)	(14,308)	43,907

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The interim statements of comprehensive income includes gain of 140,315 million Won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the six-month period ended June 30, 2019
	January 1, 2019	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	June 30, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	8	—	2,000	(302)	—	10,095
Equity securities	401,860	39,060	—	23,446	(4,304)	—	460,062
Capital contributions	422,614	(10,446)	—	72,074	(48,179)	—	436,063
Beneficiary certificates	854,299	10,854	—	147,759	(128,144)	1	884,769
Loans	180,450	(1,316)	—	500	(32,390)	—	147,244
Derivative assets	48,798	13,483	—	1,726	(35,998)	(3,626)	24,383

Sub-total	1,916,410	51,643	—	247,505	(249,317)	(3,625)	1,962,616

Financial assets at FVTOCI
Equity securities	468,847	—	6,473	62	(76)	—	475,306

Total	2,385,257	51,643	6,473	247,567	(249,393)	(3,625)	2,437,922

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	61,459	—	(10,098)	(10,034)	(2,728)	55,290
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	26,361	—	1,809	(37,059)	—	155,878

Total	181,458	87,820	—	(8,289)	(47,093)	(2,728)	211,168

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 38,488 million Won for the six-month period ended June 30, 2019, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,405,155 million Won and 3,156,741 million Won as of June 30, 2020 and December 31, 2019 respectively, equity instruments of 2,533,903 million Won and 2,194,320 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	June 30, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	5,610	(5,753)	—	—
Loans (*2)	426	(498)	—	—
Debt securities	14	(12)	—	—
Equity securities (*2) (*3) (*4)	10,246	(7,704)	—	—
Beneficiary certificates (*4)	1,049	(1,044)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	32,678	(24,785)

Total	17,345	(15,011)	32,678	(24,785)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,307	(348)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	108	(101)	—	—

Total	1,415	(449)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities (*3) (*4)	16,104	(10,929)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,953,540	16,000,595	—	18,954,135	18,610,602
Loans and other financial assets at amortized cost	20,000	—	304,171,889	304,191,889	306,418,069
Financial liabilities:
Deposits due to customers	—	277,435,175	—	277,435,175	276,967,229
Borrowings	—	21,264,706	—	21,264,706	21,263,126
Debentures	—	31,701,489	—	31,701,489	31,029,872
Other financial liabilities	—	18,645,293	161,712	18,807,005	19,209,529

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,717,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,693,559	—	17,693,559	17,706,767

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	29,631	—	12,947,209	—	12,976,840
Securities	5,442,532	29,612,408	18,610,602	—	53,665,542
Loans	328,602	—	280,972,081	—	281,300,683
Derivative assets	4,266,297	—	—	249,880	4,516,177
Other financial assets	—	—	12,498,779	—	12,498,779

Total	10,067,062	29,612,408	325,028,671	249,880	364,958,021

	June 30, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	30,022	—	276,967,229	—	276,997,251
Borrowings	—	24,486	21,263,126	—	21,287,612
Debentures	—	—	31,029,872	—	31,029,872
Derivative liabilities	3,976,727	—	—	15,022	3,991,749
Other financial liabilities	—	—	19,209,529	—	19,209,529

Total	4,006,749	24,486	348,469,756	15,022	352,516,013

	December 31, 2019
	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,530	—	264,685,578	—	264,713,108
Borrowings	—	87,626	18,998,920	—	19,086,546
Debentures	—	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	—	6,837	2,849,983
Other financial liabilities	—	—	17,769,531	—	17,769,531

Total	2,870,676	87,626	332,312,084	6,837	335,277,223

(*)	Other financial liabilities include 62,764 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the six-month period ended June 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	26,210	—	—	455,971	482,181
Financial assets at FVTOCI	241,000	102	(782)	27,647	267,967
Securities at amortized cost	202,060	—	(47)	—	202,013
Loans and other financial assets at amortized cost	4,446,733	27,476	(422,066)	32,662	4,084,805
Financial liabilities at amortized cost	(1,969,872)	—	—	—	(1,969,872)
Net derivatives (designated for hedging)	—	—	—	14,942	14,942

Total	2,946,131	27,578	(422,895)	531,222	3,082,036

	For the six-month period ended June 30, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	27,905	54,775	—	127,178	209,858
Financial assets at FVTOCI	209,102	—	(1,979)	20,930	228,053
Securities at amortized cost	225,195	—	769	—	225,964
Loans and other financial assets at amortized cost	4,815,489	137,106	(122,589)	94,619	4,924,625
Financial liabilities at FVTPL	(719)	—	—	—	(719)
Financial liabilities at amortized cost	(2,345,920)	—	—	—	(2,345,920)
Net derivatives (designated for hedging)	—	—	—	26,432	26,432
Off-balance provisions	—	35,040	(12,747)	—	22,293

Total	2,931,052	226,921	(136,546)	269,159	3,290,586

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2020	December 31, 2019
Assets transferred	Financial assets at FVTPL	464,542	407,985
	Financial assets at FVTOCI	95,278	56,975
	Securities at amortized cost	95,709	42,841
	Loans and other financial assets at amortized cost	—	82,594

	Total	655,529	590,395

Related liabilities	Bonds sold under repurchase agreements	620,963	569,002

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	50,064	80,737	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the conditions of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The Group does not have continuing involvement in transferred financial assets.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payables or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of June 30, 2020 and December 31, 2019, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	4,015,508	—	4,015,508	11,070,878	642,295	1,061,726
Receivable spot exchange (*2)	8,759,391	—	8,759,391
Bonds purchased under resale agreements (*2)	8,358,028	—	8,358,028	8,358,028	—	—
Domestic exchange settlement debits (*2) (*6)	33,576,738	33,451,045	125,693	—	—	125,693

Total	54,709,665	33,451,045	21,258,620	19,428,906	642,295	1,187,419

Financial liabilities:
Derivative liabilities (*1)	3,188,188	—	3,188,188	11,069,505	359,031	544,565
Equity-linked securities in short position (*3)	24,486	—	24,486
Payable spot exchange (*4)	8,760,427	—	8,760,427
Bonds sold under repurchase agreements (*5)	620,963	—	620,963	145,367	442,900	32,696
Domestic exchange settlement credits (*4) (*6)	33,859,951	33,451,046	408,905	403,874	—	5,031

Total	46,454,015	33,451,046	13,002,969	11,618,746	801,931	582,292

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.

(*6) Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,894	—	3,032,894	7,058,885	111,122	975,093
Receivable spot exchange (*2)	5,112,206	—	5,112,206
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement debits (*2) (*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

Financial liabilities:
Derivative liabilities (*1)	2,824,449	—	2,824,449	7,071,549	172,488	779,424
Equity-linked securities in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	5,111,386	—	5,111,386
Bonds sold under repurchase agreements (*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement credits (*4) (*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2020	December 31, 2019	Location	Financial statements as of
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	May 31, 2020 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	June 30, 2020
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	May 31, 2020 (*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	March 31, 2020 (*5)
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Goodskt Co., Ltd. (*4)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	June 30, 2020
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	June 30, 2020
K BANK Co., Ltd. (*2) (*8)	Finance	14.5	14.5	Korea	May 31, 2020 (*5)
Smart Private Equity Fund No. 2	Other financial services	20.0	20.0	Korea	June 30, 2020
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	June 30, 2020
Well to Sea No. 3 Private Equity Fund (*6)	Finance	50.0	50.0	Korea	March 31, 2020 (*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	June 30, 2020
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	June 30, 2020
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	June 30, 2020
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	March 31, 2020 (*5)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*7)	Securities Investment	100.0	—	Korea	June 30, 2020
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	June 30, 2020
Woori Asset Management Co. Ltd.:
Woori All-in-One World EMP 40 [Bond Mixed-FOF] (*7)	Collective investment business	23.9	—	Korea	June 30, 2020
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	Collective investment business	22.9	—	Korea	June 30, 2020
Woori Private Equity Asset Management Co., Ltd.:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2020	December 31, 2019	Location	Financial statements as of
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	June 30, 2020
Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	April 30, 2020 (*5)
Woori bank and Woori card Co., Ltd.:
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	March 31, 2020 (*5)
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.9	27.9	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.5	24.5	Korea	—
Woori Bank , Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.:
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	31.9	31.9	Korea	June 30, 2020
Woori Bank and Woori Investment Bank Co., Ltd.:
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	May 31, 2020 (*5)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	June 30, 2020
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	38.4	38.4	Korea	June 30, 2020

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2020 and December 31, 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

Equity securities that have published market price among investment assets of associates are common shares of Chin Hung International Inc. Quoted market prices of Chin Hung International Inc. are 1,970 Won and 2,310 Won as of June 30, 2020 and December 31, 2019, respectively.

(*4)	There is no investment balance as of June 30, 2020 and December 31, 2019.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)

The Group has signed a contract that the Group (or the third party designated by the Group) has the priority to purchase the underlying assets (Aju Capital Co. Ltd.) when it is disposed by Well to Sea No. 3 Private Equity Fund.

(*7)	Due to capital contribution by the Group for the six-month period ended June 30, 2020, the entities have been included in associates.
(*8)	The Group invested 163,082 million Won in its affiliate, K BANK Co., Ltd., in July, 2020.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	June 30, 2020
W Service Networks Co., Ltd.	108	186	(19)	—	—	(3)	—	164
Korea Credit Bureau Co., Ltd.	3,313	6,845	743	—	—	(90)	—	7,498
Korea Finance Security Co., Ltd.	3,267	3,287	(83)	—	—	—	—	3,204
Chin Hung International Inc.	130,779	51,176	(726)	—	—	—	(22)	50,428
Saman Corporation	8,521	849	(418)	—	—	—	37	468
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(2,064)	—	—	—	—	17,148
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	1,176	—	—	—	(1,563)	14,754
K BANK Co., Ltd.	73,150	31,254	(6,917)	—	—	—	21	24,358
Smart Private Equity Fund No. 2	2,915	2,764	(21)	—	—	—	—	2,743
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	315	—	(900)	—	—	2,738
Well to Sea No. 3 Private Equity Fund	101,483	209,023	16,385	—	—	(24,393)	(1,085)	199,930
Partner One Value Up I Private Equity Fund	10,000	9,908	(41)	—	—	—	—	9,867
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,596	4,576	—	2,020	—	—	—	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,055	4,375	—	—	(321)	—	—	4,054
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(61)	19,906	—	—	—	31,686
LOTTE CARD Co.,Ltd	346,810	409,444	13,822	810	—	(5,710)	(3,343)	415,023
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(80)	—	—	—	—	5,966
PCC-Woori LP Secondary Fund	5,050	2,525	(124)	2,525	—	—	—	4,926
Force TEC Co., Ltd.	—	—	1,563	—	—	—	(442)	1,121
Together-Korea Government Private Pool Private Securities Investment Trust No.3	100,000	—	80	100,000	—	—	—	100,080
Uri Hanhwa Eureka Private Equity Fund	350	342	(2)	—	—	—	—	340
Godo Kaisha Oceanos 1	10,800	10,952	209	—	—	(689)	20	10,492
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	188	—	—	(56)	—	3,423
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	5,000	—	(107)	5,000	—	—	—	4,893
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	6,141	—	120	6,141	—	—	—	6,261

	893,481	806,360	23,938	136,402	(1,221)	(30,941)	(6,377)	928,161

	For the six-month period ended June 30, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	June 30, 2019
W Service Networks Co., Ltd.	108	157	(2)	—	—	(2)	—	153
Korea Credit Bureau Co., Ltd.	3,313	6,790	604	—	—	(135)	—	7,259
Korea Finance Security Co., Ltd.	3,267	3,456	(165)	—	—	—	—	3,291
Chin Hung International Inc.	130,779	44,741	3,348	—	—	—	6	48,095
Saman Corporation	8,521	1,014	(175)	—	—	—	32	871
Woori Growth Partnerships New Technology Private Equity Fund	19,385	25,091	1,543	309	(6,770)	(164)	—	20,009
2016KIF-IMM Woori Bank Technology Venture Fund	13,785	15,300	—	—	(1,215)	—	(301)	13,784
K BANK Co., Ltd.	67,343	43,709	(7,536)	—	—	—	112	36,285
Smart Private Equity Fund No. 2	2,915	2,890	(21)	—	(85)	—	—	2,784
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	196	—	—	—	—	2,896
Well to Sea No. 3 Private Equity Fund	101,483	197,393	13,608	—	—	(18,320)	(695)	191,986
Partner One Value Up I Private Equity Fund	10,000	9,948	(18)	—	—	—	—	9,930
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,150	3,025	—	1,125	—	—	—	4,150
Nomura-Rifa Private Real Estate Investment Trust No. 17	1,000	787	(113)	—	—	—	—	674
Uri Hanhwa Eureka Private Equity Fund	350	339	(2)	—	—	—	—	337
Woori-Shinyoung Growth-Cap Private Equity Fund I	7,331	—	(410)	7,331	—	—	—	6,921

	381,306	361,766	10,857	8,915	(8,070)	(18,621)	(846)	354,001

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,001	2,693	8,591	648
Korea Credit Bureau Co., Ltd.	105,112	31,962	49,321	7,063
Korea Finance Security Co., Ltd.	36,895	15,534	27,614	(1,069)
Chin Hung International Inc.	354,886	252,528	147,900	5,000
Saman Corporation	94,609	72,735	31,682	(238)
Woori Growth Partnerships New Technology Private Equity Fund	74,631	321	143	(8,943)
2016KIF-IMM Woori Bank Technology Venture Fund	70,489	—	5,891	5,879
K BANK Co., Ltd.	1,912,523	1,744,333	29,666	(36,766)
Smart Private Equity Fund No. 2	13,767	50	1	(103)
Woori Bank-Company K Korea Movie Asset Fund	11,026	73	1,336	1,260
Well to Sea No. 3 Private Equity Fund	7,825,825	7,196,602	194,164	16,827
Partner One Value Up I Private Equity Fund	42,426	—	214	(107)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	30,948	640	382	(308)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,684	114	284	38
Woori-Shinyoung Growth-Cap Private Equity Fund I	98,845	659	136	(1,235)
LOTTE CARD Co., Ltd (*)	13,607,250	11,304,878	526,035	50,029
Woori-Q Corporate Restructuring Private Equity Fund	15,102	749	—	(799)
PCC-Woori LP Secondary Fund	12,681	2	9	(319)
Force TEC Co., Ltd.	50,271	45,922	8,405	(337)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	100,103	13	94	81
Uri Hanhwa Eureka Private Equity Fund	42,464	232	1	(239)
Godo Kaisha Oceanos 1	67,488	45,542	3,246	437
Japanese Hotel Real Estate Private Equity Fund 2	17,247	15	580	564
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	20,610	—	(372)	(373)
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	27,375	—	(10)	(10)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No. 2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No. 3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co., Ltd (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of June 30, 2020 and December 31, 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,308	4.9%	164	—	—	—	164
Korea Credit Bureau Co., Ltd.	73,150	9.9%	7,249	246	—	3	7,498
Korea Finance Security Co., Ltd.	21,361	15.0%	3,204	—	—	—	3,204
Chin Hung International Inc. (*1)	102,358	25.3%	25,898	24,565	—	(35)	50,428
Saman Corporation (*2)	21,874	9.2%	2,011	5,372	(6,915)	—	468
Woori Growth Partnerships New Technology Private Equity Fund	74,310	23.1%	17,151	—	—	(3)	17,148
2016KIF-IMM Woori Bank Technology Venture Fund	70,489	20.0%	14,098	—	—	656	14,754
K BANK Co., Ltd. (*1) (*2)	168,189	14.5%	24,354	3,634	(3,634)	4	24,358
Smart Private Equity Fund No. 2	13,716	20.0%	2,743	—	—	—	2,743
Woori Bank-Company K Korea Movie Asset Fund	10,952	25.0%	2,738	—	—	—	2,738
Well to Sea No. 3 Private Equity Fund (*1)	400,054	50.0%	199,948	—	—	(18)	199,930
Partner One Value Up Ist Private Equity Fund	42,426	23.3%	9,868	—	—	(1)	9,867
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	30,309	20.0%	6,062	—	—	534	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,570	25.0%	3,892	—	—	162	4,054
Woori-Shinyoung Growth-Cap Private Equity Fund I	98,186	31.9%	31,686	—	—	—	31,686
LOTTE CARD Co., Ltd (*1)	2,075,117	20.0%	415,023	—	—	—	415,023
Woori-Q Corporate Restructuring Private Equity Fund	14,353	38.4%	5,506	—	—	460	5,966
PCC-Woori LP Secondary Fund	12,679	38.8%	4,923	3	—	—	4,926
Force TEC	4,349	25.8%	1,121	—	—	—	1,121
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	100,091	100.0%	100,080	—	—	—	100,080
Uri Hanhwa Eureka Private Equity Fund	42,232	0.8%	340	—	—	—	340
Godo Kaisha Oceanos 1	21,946	47.8%	10,492	—	—	—	10,492
Japanese Hotel Real Estate Private Equity Fund 2	17,232	19.9%	3,423	—	—	—	3,423
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	20,610	23.9%	4,893	—	—	—	4,893
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	27,375	22.9%	6,261	—	—	—	6,261

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9%	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9%	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0%	3,287	—	—	—	3,287
Chin Hung International Inc. (*1)	105,383	25.3%	26,646	24,565	—	(35)	51,176
Saman Corporation (*2)	26,022	9.2%	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1%	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0%	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1) (*2)	215,800	14.5%	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No. 2	13,821	20.0%	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0%	3,323	—	—	—	3,323
Well to Sea No. 3 Private Equity Fund (*1)	418,250	50.0%	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3%	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0%	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0%	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9%	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd (*1)	2,047,220	20.0%	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4%	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8%	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8%	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8%	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9%	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Acquisition cost	333,946	299,802
Accumulated depreciation	(21,140)	(19,563)

Net carrying value	312,806	280,239

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Beginning balance	280,239	378,196
Acquisition	1,514	135,974
Disposal	(354)	—
Depreciation	(1,087)	(1,298)
Transfers from (to) premises and equipment	31,681	(172,798)
Foreign currencies translation adjustments	430	2,013
Others	383	7,311

Ending balance	312,806	349,398

(3)

Rental fee earned from investment properties is amounting to 7,577 million Won and 3,442 million Won for the six-month period ended June 30, 2020 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 1,146 million Won and 1,346 million Won.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,724,481	788,704	270,275	53,060	863	2	2,837,385
Right-of-use asset	—	458,452	15,172	—	—	—	473,624
Carrying value	1,724,481	1,247,156	285,447	53,060	863	2	3,311,009

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

(2)	Details of premises and equipment (owned) as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,724,481	1,065,020	1,151,011	469,111	863	20	4,410,506
Accumulated depreciation	—	(276,316)	(880,736)	(416,051)	—	(18)	(1,573,121)

Net carrying value	1,724,481	788,704	270,275	53,060	863	2	2,837,385

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,159	1,063,756	1,123,101	463,181	1,287	20	4,412,504
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	55	9,068	37,525	10,528	90	—	57,266
Disposals	(6,422)	(332)	(804)	(304)	—	—	(7,862)
Depreciation	—	(17,708)	(46,975)	(13,822)	—	—	(78,505)
Transfer	(30,518)	(1,163)	—	—	—	—	(31,681)
Foreign currencies translation adjustments	207	178	1,529	583	25	—	2,522
Others	—	(3,638)	984	1,236	(539)	—	(1,957)

Ending balance	1,724,481	788,704	270,275	53,060	863	2	2,837,385

	For the six-month period ended June 30, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	301	13,084	65,596	12,911	5,967	—	97,859
Disposals	(3,232)	(2,245)	(66)	(1,557)	—	—	(7,100)
Depreciation	—	(14,775)	(42,152)	(13,000)	—	(1)	(69,928)
Transfer	97,761	85,554	2,658	987	(13,950)	—	173,010
Foreign currencies translation adjustments	707	662	1,274	628	36	—	3,307
Others	—	87	(304)	(3,170)	(272)	—	(3,659)

Ending balance	1,577,408	744,279	267,019	54,393	880	2	2,643,981

(4)	Details of right-of-use assets as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	701,528	26,782	728,310
Accumulated depreciation	(243,076)	(11,610)	(254,686)

Net carrying value	458,452	15,172	473,624

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

(5)	Details of changes in right-of-use assets for the six-month period ended June 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	111,610	3,158	114,768
Changes in contract	5,922	13	5,935
Termination	(3,020)	(282)	(3,302)
Depreciation	(114,536)	(5,026)	(119,562)
Others	8,598	73	8,671

Ending balance	458,452	15,172	473,624

	For the six-month period ended June 30, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,827	18,964	435,791
New contracts	139,147	4,357	143,504
Changes in contract	(341)	404	63
Termination	(3,247)	(239)	(3,486)
Depreciation	(88,482)	(4,803)	(93,285)
Others	(564)	(162)	(726)

Ending balance	463,340	18,521	481,861

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	354,404	180,874	1,699	544,724	873,222	36,134	3,908	1,994,965
Accumulated amortization	—	(144,148)	(988)	(326,915)	(665,669)	—	—	(1,137,720)
Accumulated impairment losses	—	—	—	—	(33,682)	(3,183)	—	(36,865)

Net carrying value	354,404	36,726	711	217,809	173,871	32,951	3,908	820,380

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	174,132	1,576	517,224	862,313	32,583	4,066	1,942,576
Accumulated amortization	—	(138,300)	(884)	(292,031)	(638,005)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	35,832	692	225,193	198,315	29,330	4,066	844,110
Acquisitions	—	4,891	123	27,060	10,233	3,903	273	46,483
Disposal	—	—	—	—	—	(300)	—	(300)
Amortization (*)	—	(4,422)	(104)	(34,872)	(28,284)	—	—	(67,682)
Impairment losses	—	—	—	—	(7,687)	—	—	(7,687)
Transfer	—	—	—	428	—	—	(428)	—
Foreign currencies translation adjustment	5,348	562	—	—	329	63	(3)	6,299
Others	(1,626)	(137)	—	—	965	(45)	—	(843)

Ending balance	354,404	36,726	711	217,809	173,871	32,951	3,908	820,380

(*)	Amortization of other intangible assets amounting to 6,786 million Won is included in other operating expenses.

	For the six-month period ended June 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisitions	—	7,784	132	14,680	67,712	4,811	2,922	98,041
Disposal	—	—	—	—	—	(989)	—	(989)
Amortization (*)	—	(5,665)	(89)	(31,644)	(24,723)	—	—	(62,121)
Impairment losses	—	—	—	—	—	(447)	—	(447)
Transfer	—	—	—	7,928	165	—	(8,093)	—
Foreign currencies translation adjustment	8,477	755	—	—	1,189	82	—	10,503
Others	—	63	—	(13)	(175)	588	2	465

Ending balance	162,079	32,664	605	231,271	183,465	27,642	5,246	642,972

(*)	Amortization of other intangible assets amounting to 10,592 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

The Group is planning to sell land, buildings and machinery, which are the inflow of subsidiaries, Seari First Securitization Specialty Co., Ltd., Namjong 1st Securitization Specialty Co.,Ltd. and Bukgeum First Securitization Specialty Co., Ltd. in October 2020 and has classified the assets as held for sale.

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Lands	4,770	5,164
Buildings	4,392	4,815
Others	452	577

Total	9,614	10,556

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	464,542	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Shinhan Investment Corp.	506	Collateral for futures transaction
	Korean corporate debt securities	Eugene investment & futures co., Ltd.	4,556	Collateral for futures transaction
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	3,668,634	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	95,278	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	FHLB Advance	5,166	Related to the borrowing limit
Securities at amortized cost	Korean treasury and government bonds and others	Korea Securities Depository	5,579	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	NATIXIS and others	90,130	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,659,827	Settlement risk and others
	Foreign financial institutions’ debt securities	Federal Reserve Bank	16,848	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currencies	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currencies	Samsung Securities Co., Ltd. and others	31,167	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	718,177	Foreign margin deposit for future or option and others
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	5,754	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,999	Right to collateral and others

		Total	11,769,663

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd.	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Nonghyup bank futures and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currencies	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currencies	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(2)	As of June 30, 2020 and December 31, 2019 there is no asset acquired through foreclosures.

	June 30, 2020	December 31, 2019
Other assets
Land	6,792	27
Real estate assessment provision	(95)	(27)
Sub-total	6,697	—
Assets held for sale
Land	4,770	5,143
Building	4,392	4,742
Others	452	577
Sub-total	9,614	10,462
Total	16,311	10,462

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	50,064	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,722,185	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Prepaid expenses	176,748	135,010
Advance payments	12,697	78,306
Non-operational assets	6,697	—
Others	24,954	20,330

Total	221,096	233,646

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Financial instruments at fair value through profit or loss mandatorily measured at fair value	4,006,749	2,870,676
Financial liabilities at fair value through profit or loss designated as upon initial recognition	24,486	87,626

Total	4,031,235	2,958,302

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Deposits
Gold banking liabilities	30,022	27,530
Derivative liabilities	3,976,727	2,843,146

Total	4,006,749	2,870,676

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Equity-linked securities
Equity-linked securities in short position	24,486	87,626

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Carrying amount	24,486	87,626
Nominal amount at maturity	40,436	97,503

Difference	(15,950)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	11,121,608	8,655,228
Deposits at termination	228,392,829	224,115,771
Mutual installment	27,534	28,574
Deposits on notes payables	2,601,529	2,174,995
Deposits on CMA	146,554	150,300
Certificate of deposits	1,811,837	973,625
Other deposits	1,390,155	1,451,470

Sub-total	245,492,046	237,549,963

Deposits in foreign currency:
Deposits in foreign currencies	31,484,315	27,143,710

Present value discount	(9,132)	(8,095)

Total	276,967,229	264,685,578

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	2,337,238
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,228,910
Others	The Korea Development Bank and others	0.0 ~ 4.0	6,171,765

Sub-total			10,737,913

Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 8.0	8,734,938
Offshore borrowings in foreign currencies	HSBC, HKG	—	—

Sub-total			8,734,938

Bills sold	Others	0.0 ~ 1.2	10,489
Call money	Bank and others	(0.1) ~ 4.1	1,159,167
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	620,963
Present value discount			(344)

Total			21,263,126

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,070,201

Sub-total			9,685,725
Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~ 1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 35,860 million Won and 34,443 million Won as of June 30, 2020 and December 31, 2019.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.9 ~ 3.1	22,318,449	0.0 ~ 4.3	23,207,600
Subordinated bonds	1.9 ~ 5.9	7,511,510	2.1 ~ 5.9	6,732,687
Other bonds	0.7 ~ 17.0	1,224,385	1.2 ~ 17.0	942,421

Sub-total		31,054,344		30,882,708

Discounts on bonds		(24,472)		(24,653)

Total		31,029,872		30,858,055

(*)

Included debentures under fair value hedge amounting to 3,377,943 million Won and 3,151,172 million Won as of June 30, 2020 and December 31, 2019 respectively. Also, debentures under cash flow hedge amounting to 1,164,367 million Won and 829,082 million Won are included as of June 30, 2020 and December 31, 2019 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Asset retirement obligation	68,519	66,485
Provisions for guarantees (*1)	94,670	92,486
Provisions for unused loan commitments	132,409	112,554
Other provisions (*2)	255,791	172,455

Total	551,389	443,980

(*1)	Provisions for guarantees includes provision for financial guarantee of 58,360 million Won and 62,764 million Won as of June 30, 2020 and December 31, 2019, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	120	(120)	—	—
Transfer to expected credit loss for the entire period	(718)	1,961	(1,243)	—
Transfer to credit-impaired financial assets	(40)	(32)	72	—
Provisions used	—	—	—	—
Net provision (reversal) of unused amount	2,184	(3,807)	5,595	3,972
Others (*)	(1,788)	—	—	(1,788)

Ending balance	50,559	24,305	19,806	94,670

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	(13,839)	13,839	—	—
Transfer to expected credit loss for the entire period	654	(654)	—	—
Transfer to credit-impaired financial assets	13	27	(40)	—
Provisions used	(10,997)	—	—	(10,997)
Net provision (reversal) of unused amount	(14,805)	9,385	13,560	8,140
Others (*)	17,036	2	1	17,039

Ending balance	22,965	56,359	24,619	103,943

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	5,533	(5,387)	(146)	—
Transfer to expected credit loss for the entire period	(1,880)	2,374	(494)	—
Transfer to credit-impaired financial assets	(134)	(194)	328	—
Net provision (reversal) of unused amount	4,336	16,159	(683)	19,812
Others	43	—	—	43

Ending balance	72,936	56,116	3,357	132,409

	For the six-month period ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	10,177	(10,115)	(62)	—
Transfer to expected credit loss for the entire period	(1,912)	1,993	(81)	—
Transfer to credit-impaired financial assets	(194)	(225)	419	—
Net provision (reversal) of unused amount	(7,699)	11,032	1,274	4,607
Others	52	—	—	52

Ending balance	75,048	47,970	3,176	126,194

(3)	Changes in asset retirement for the six-month period ended June 30, 2020 and 2019, obligation are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Beginning balance	66,485	67,200
Provisions provided	2,442	1,367
Provisions used	(548)	(901)
Reversal of provisions unused	(94)	(2,664)
Increase in restoration costs and others	234	202
Others	—	326

Ending balance	68,519	65,530

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of June 30, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the six-month period ended June 30, 2020 and 2019, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Beginning balance	172,455	63,637
Provisions provided	169,338	1,037
Provisions used	(87,260)	(1,835)
Reversal of provisions unused	(30)	(47)
Foreign currencies translation adjustments	1,374	44
Others	(86)	—

Ending balance	255,791	62,836

(5)	Others

1)

As of September 23, 2019, the Group temporarily suspended the Won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the six-month period ended June 30, 2020, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of June 30, 2020 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Present value of defined benefit obligation	1,532,495	1,442,859
Fair value of plan assets	(1,386,170)	(1,352,971)

Net defined benefit liabilities (*)	146,325	89,888

(*)

Net defined benefit liability of 89,888 million Won as of December 31, 2019 is the subtracted amount of the net defined benefit asset of 2,582 million Won from the net defined benefit liability of 92,470 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30
		2020	2019
	Beginning balance	1,442,859	1,275,020
	Transfer-in / out	—	7,409
	Current service cost	86,569	82,172
	Interest cost	16,768	16,207
Remeasurements	Financial assumption	15,857	54,669
	Demographic assumptions	—	—
	Experience adjustment	16,264	(10,741)
	Retirement benefit paid	(47,118)	(67,284)
	Foreign currencies translation adjustments	43	152
	Others	1,253	585

	Ending balance	1,532,495	1,358,189

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Beginning balance	1,352,971	1,101,911
Transfer-in / out	—	7,409
Interest income	17,152	15,308
Remeasurements	(4,073)	(5,556)
Employer’s contributions	66,809	113,666
Retirement benefit paid	(46,725)	(67,284)
Others	36	(97)

Ending balance	1,386,170	1,165,357

(4)

Plan assets consist of fixed deposits and others as of June 30, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 13,079 million Won and 9,752 million Won for the six-month period ended June 30, 2020 and 2019, respectively.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Current service cost	86,569	82,172
Net interest expense (income)	(384)	899

Cost recognized in net income	86,185	83,071

Remeasurements (*)	36,194	49,484

Cost recognized in total comprehensive income	122,379	132,555

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 2,022 million Won, and 1,461 million Won for the six-month period ended June 30, 2020 and 2019, respectively.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	10,107,251	6,131,339
Accrued expenses	1,904,644	2,516,231
Borrowings from trust accounts	3,261,198	3,277,795
Agency business revenue	415,256	362,820
Foreign exchange payables	479,939	1,153,457
Domestic exchange settlement credits	408,905	1,261,928
Lease liabilities	425,929	419,045
Other miscellaneous financial liabilities	2,636,882	2,587,193
Present value discount	(4,546)	(3,041)

Sub-total	19,635,458	17,706,767

Other liabilities:
Unearned income	229,562	224,840
Other miscellaneous liabilities	153,929	195,631

Sub-total	383,491	420,471

Total	20,018,949	18,127,238

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	284,401	—	—	—	—	—	—
Swaps	149,305,140	—	228,360	437,653	2,488	—	698,257
Purchase options	370,000	—	—	12,266	—	—	—
Written options	286,004	—	—	—	—	—	9,389
Currency:
Futures	47,800	—	—	—	—	—	—
Forwards	114,776,890	—	665	1,891,495	—	—	928,900
Swaps	90,895,590	20,855	—	1,332,196	12,534	—	1,542,861
Purchase options	1,932,976	—	—	18,112	—	—	—
Written options	2,734,002	—	—	—	—	—	15,738
Equity:
Futures	497,100	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,122,075	—	—	90,100	—	—	4,035
Purchase options	8,701,549	—	—	484,475	—	—	—
Written options	10,173,879	—	—	—	—	—	777,547

Total	381,127,417	20,855	229,025	4,266,297	15,022	—	3,976,727

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR, and 3M EURIBOR. The nominal amounts of hedging instruments related to USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR and 3M EURIBOR in the hedging relationships of the Group are USD 620,000,000, USD 2,230,000,000, USD 500,000,000, and EUR 26,635,556, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

①	Interest rate risk

As of the June 30, 2020, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,377,943 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

②	Currency exchange rate risk

As of the June 30, 2020, the Group has applied a fair value hedge on equity securities in foreign currency amounting to 13,881 million Won. The Group’s hedging strategies are to mitigate the risk of the fair value fluctuation of equity securities in foreign currency invested in the EUR due to changes in the spot exchange rate (USD/EUR) and thereby designating it as a hedging instrument by entering into currency forward contracts in accordance with this strategy.

By applying the difference of currency exchange rate to the predetermined nominal amount of equity securities in foreign currency by the currency forward contracts, the calculated difference is recognized at fair value, which results in the conversion of the nominal amount from EUR to USD and eliminates the risk of fair value fluctuation due to currency change.

In this hedging relationship, only the spot element of currency forward is designated as the hedging relationship and the spot element is measured at the market price of the spot exchange rate. Other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction. The forward currency exchange contract and the hedged item are all affected by the changes in spot exchange rate which are basic factors of the derivative.

2)	Cash Flow Hedge

As of the June 30, 2020, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,914 million Won, debentures on foreign currency amounting to 1,014,453 million Won and borrowings in foreign currency amounting to 35,860 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency and borrowings in foreign currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, SGD, JPY and Korean Won in millions):

	June 30, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	850,000,000	1,500,000,000	300,000,000	2,650,000,000
Currency exchange rate risk
Currency forward (EUR/USD)	—	—	10,313,901	10,313,901
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	150,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	230,000,000	470,000,000	—	700,000,000
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	—	204,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2020 and December 31, 2019 are as follows:

June 30, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Currency exchange rate risk
Currency forward (EUR/USD)	USD 13,369,909.86 receipt, EUR 10,313,901 paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, KRW 2.38% paid KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.52% paid, KRW/USD = 1,151 USD 1M LIBOR+0.82% receipt, KRW 0.75% paid, KRW/USD = 1,233
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR, SGD and JPY):

	June 30, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	228,360	—	Derivative assets (designated for hedging)	110,674
Currency exchange rate risk
Currency forward	EUR 10,313,901	665	—	Derivative assets (designated for hedging)	665
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	58	Derivative liabilities (designated for hedging)	58
Interest rate swap	KRW 150,000	—	2,430	Derivative liabilities (designated for hedging)	(1,150)
Foreign currency translation risk and interest rate risk
Currency swap	USD 700,000,000	14,074	12,534	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	2,254
Foreign currency translation risk
Currency swap	SGD 204,000,000	6,781		Derivative assets (designated for hedging)	1,478

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	-	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,377,943	—	202,844	Debentures	(108,090)	—
Currency exchange rate risk
Securities in foreign currency	13,881	—	(665)	—	Securities in foreign currency	(665)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	35,860	—	—	Borrowing foreign currency	58	(58)
Debentures	—	149,914	—	—	Debentures	2,094	(1,600)
Foreign currencies translation risk and interest rate risk
Debentures	—	838,902	—	—	Debentures	(8,935)	(12,346)
Foreign currencies translation risk
Debentures	—	175,551	—	—	Debentures	(1,172)	(1,776)

(*)	After tax amount

	December 31, 2019
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currency	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk
Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	2,584	Other net operating income(expense)

		For the six-month period ended June 30, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	1,280	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,133)	(54)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	1,581	673	(1,812)	Other net operating income (expense)	(9,816)	Other net operating income (expense)
	Foreign currencies translation risk	1,172	306	7	Other net operating income (expense)	(651)	Other net operating income (expense)

		For the six-month period ended June 30, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(785)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	18,349	65	285	Other net operating income (expense)	(19,105)	Other net operating income (expense)
	Foreign currencies translation risk	7,423	510	(2)	Other net operating income (expense)	(7,430)	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Beginning balance	52,260	25,463
New transactions	26,267	50,981
Amounts recognized in losses	(35,306)	(21,112)

Ending balance	43,221	55,332

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28.	EQUITY

(1)	Details of equity as of June 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus
Paid in capital in excess of par	608,348	608,348
Equity method	895	1,153
Others	18,382	16,794

Sub-total	627,625	626,295

Capital adjustments
Treasury stocks	—	—
Other adjustments (*1)	(1,773,569)	(1,748,667)

Sub-total	(1,773,569)	(1,748,667)

Accumulated other comprehensive income
Financial assets at FVTOCI	(97,033)	(71,914)
Changes in capital due to equity method	(3,706)	915
Loss from foreign business translation	(98,542)	(152,987)
Remeasurements of defined benefit plan	(297,218)	(270,977)
Loss on evaluation of cash flow hedge	(15,722)	(5,692)

Sub-total	(512,221)	(500,655)

Retained earnings (*2) (*3)	18,652,199	18,524,515
Non-controlling interest (*4)	3,450,495	3,981,962

Total	25,751,688	25,492,332

(*1)

Included capital transaction gains and losses recognized by the 2014 merger of Woori Bank and, formerly, Woori Financial Group Inc. During the previous term, the Group entered an agreement to acquire additional interest in the Woori Asset Trust Co., Ltd., and the capital adjustment reduced by 111,242 million Won.

(*2)

The earned surplus reserve in retained earnings amounted to 2,547,547 million Won and 2,356,246 million Won as of June 30, 2020 and December 31, 2019, respectively in accordance with the relevant article.

(*3)	The regulatory reserve for credit loss in retained earnings amounted to 62,830 million Won as of June 30, 2020 in accordance with the Article 53 of the Financial Holding Company Act.
(*4)

The hybrid securities issued by Woori Bank amounting to 3,105,070 million Won and 3,660,814 million Won as of June 30, 2020 and December 31, 2019, respectively, are recognized as non-controlling interests. 90,091 million Won and 78,290 million Won of dividends for the hybrid securities are allocated to net profit and loss of the non-controlling interests for the six-month period ended June 30, 2020 and 2019, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Issuance cost				(4,179)	(2,456)

Total				1,695,821	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	(20,412)	(13,587)	8,880	(97,033)
Changes in capital due to equity method	915	(6,374)	—	1,753	(3,706)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	58,028	—	(3,583)	(98,542)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	(36,194)	—	9,953	(297,218)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(11,032)	—	1,002	(15,722)

Total	(500,655)	(15,984)	(13,587)	18,005	(512,221)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 578 million Won are due to disposal of equity securities during the period.

	For the six-month period ended June 30, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	44,136	688	(11,331)	(53,689)
Changes in capital due to equity method	302	(650)	—	232	(116)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	99,546	—	(4,955)	(150,144)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,857)	—	9,828	(275,755)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	13,569	(14,032)	(707)	(5,039)

Total	(572,210)	107,744	(13,344)	(6,933)	(484,743)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 27,002 million Won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Beginning balance	2,547,547	2,356,246
Planned provision of regulatory reserve (reversal) for credit loss	(12,236)	191,301

Ending balance	2,535,311	2,547,547

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	216,262	774,033	657,434	1,271,963
Provision of regulatory reserve (reversal) for credit loss	(80,155)	(12,236)	38,159	119,245
Adjusted net income after the provision of regulatory reserve	296,417	786,269	619,275	1,152,718
Dividends to hybrid securities	(11,852)	(20,365)	—	—
Adjusted net income after regulatory reserve and dividends to hybrid securities	284,565	765,904	619,275	1,152,718
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	394	1,061	911	1,715

29.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2020.

30.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	13,681	26,210	14,771	27,905
Financial assets at FVTOCI	114,823	241,000	113,790	209,102
Financial assets at amortized cost:
Securities at amortized cost	98,001	202,060	108,900	225,196
Loans and other financial assets at amortized cost:
Interest on due from banks	9,866	32,735	33,049	66,308
Interest on loans	2,168,347	4,398,249	2,395,747	4,734,200
Interest of other receivables	7,471	15,749	7,701	14,981

Subtotal	2,185,684	4,446,733	2,436,497	4,815,489

Total	2,412,189	4,916,003	2,673,958	5,277,692

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	664,329	1,413,501	869,350	1,716,811
Interest on borrowings	80,915	165,586	103,094	193,125
Interest on debentures	178,699	367,192	200,075	383,815
Other interest expense	8,232	23,593	22,925	48,978
Interest on lease liabilities	2,124	5,282	2,053	3,911

Total	934,299	1,975,154	1,197,497	2,346,640

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	40,910	81,136	39,840	82,560
Fees and commission received related to credit	43,976	96,904	43,367	84,628
Fees and commission received for electronic finance	30,081	61,764	35,238	67,496
Fees and commission received on foreign exchange handling	13,407	27,798	15,599	30,075
Fees and commission received on foreign exchange	15,359	32,034	28,597	48,217
Fees and commission received for guarantee	18,940	37,068	18,169	35,040
Fees and commission received on credit card	125,980	249,267	135,927	268,520
Fees and commission received on securities business	22,465	38,896	35,284	65,600
Fees and commission from trust management	35,929	86,292	47,825	89,845
Fees and commission received on credit information	3,791	7,194	3,224	6,353
Other fees	46,444	89,640	33,610	69,907

Total	397,282	807,993	436,680	848,241

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	52,045	93,405	43,564	82,906
Credit card commission	118,647	211,784	106,296	200,343
Brokerage commission	156	217	276	481
Others	2,065	4,238	1,455	4,421

Total	172,913	309,644	151,591	288,151

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	21,576	54,382	22,616	47,097
Dividend income related to financial assets at FVTOCI	1,657	16,620	2,484	17,486

Total	23,233	71,002	25,100	64,583

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held:
Equity securities	1,657	16,620	2,484	17,486

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	(64,135)	393,168	70,362	110,376
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(2,351)	8,421	(6,867)	(30,295)

Total	(66,486)	401,589	63,495	80,081

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2020		Periods ended June 30, 2019
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	48,576	97,202	43,575	101,080
		Loss on transactions and valuation	(2,851)	(71,218)	(21,701)	(35,584)

		Sub-total	45,725	25,984	21,874	65,496

	Loans	Gain on transactions and valuation	1,660	1,730	336	942
		Loss on transactions and valuation	(100)	(862)	52	(25)

		Sub-total	1,560	868	388	917

	Other financial assets	Gain on transactions and valuation	1,638	4,505	839	1,276
		Loss on transactions and valuation	(1,508)	(4,195)	(753)	(1,118)

		Sub-total	130	310	86	158

Sub-total			47,415	27,162	22,348	66,571

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	356,000	986,560	372,513	694,408
		Loss on transactions and valuation	(375,781)	(1,320,559)	(460,701)	(845,400)

		Sub-total	(19,781)	(333,999)	(88,188)	(150,992)

	Currency derivatives	Gain on transactions and valuation	45,273	6,200,908	2,384,208	4,184,468
		Loss on transactions and valuation	(110,208)	(5,497,798)	(2,252,893)	(4,019,164)

		Sub-total	(64,935)	703,110	131,315	165,304

	Equity derivatives	Gain on transactions and valuation	(41,433)	1,107,537	160,842	421,861
		Loss on transactions and valuation	14,755	(1,110,279)	(155,759)	(392,012)

		Sub-total	(26,678)	(2,742)	5,083	29,849

	Other derivatives	Gain on transactions and valuation	—	—	338	639
		Loss on transactions and valuation	(156)	(363)	(534)	(995)

		Sub-total	(156)	(363)	(196)	(356)

Sub-total			(111,550)	366,006	48,014	43,805

Net, total			(64,135)	393,168	70,362	110,376

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Gain (loss) on equity-linked securities	(2,351)	8,421	(6,867)	(30,295)

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Gain on redemption of securities	(35)	(74)	16	37
Gain on transactions of securities	8,462	11,101	2,638	3,408

Total	8,427	11,027	2,654	3,445

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Impairment loss due to credit loss on financial assets measured at FVTOCI	(770)	(782)	(1,265)	(1,979)
Reversal of (Provision for) impairment loss due to credit loss on securities at amortized cost	(190)	(47)	245	769
Provision for credit loss on loan and other financial assets at amortized cost	(319,532)	(422,066)	(65,030)	(122,589)
Reversal of provision on (provision for) guarantee	2,435	(3,972)	(10,358)	(8,140)
Provision for unused loan commitment	(17,730)	(19,812)	(131)	(4,607)

Total	(335,787)	(446,679)	(76,539)	(136,546)

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2020		Periods ended June 30, 2019
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	374,978	770,314	354,786	717,842
		Employee fringe benefits	126,905	248,461	122,801	230,473
	Share based payment		2,745	2,316	1,577	3,664
	Retirement benefit service costs		43,860	88,207	39,339	84,532
	Termination		558	221	—	7,566

		Subtotal	549,046	1,109,519	518,503	1,044,077

Depreciation and amortization			124,289	258,964	118,030	214,742
Other general and administrative expenses	Rent		20,246	35,172	23,787	60,785
	Taxes and public dues		40,080	74,268	39,226	73,763
	Service charges		59,737	116,624	59,945	112,199
	Computer and IT related		26,416	52,839	22,768	43,307
	Telephone and communication		18,266	35,091	17,050	33,085
	Operating promotion		9,696	20,718	9,485	19,382
	Advertising		19,060	28,412	20,801	30,190
	Printing		1,481	3,376	1,939	3,845
	Traveling		1,521	3,698	3,310	6,281
	Supplies		3,670	6,907	1,693	3,349
	Insurance premium		2,746	5,551	2,178	4,243
	Reimbursement		4,185	4,855	5,662	6,379
	Maintenance		4,088	7,994	4,720	8,932
	Water, light, and heating		3,188	7,640	3,302	7,497
	Vehicle maintenance		2,346	4,821	2,626	4,877
	Others		6,971	13,109	9,309	18,853

		Sub-total	223,697	421,075	227,801	436,967

	Total		897,032	1,789,558	864,334	1,695,786

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Gain on transactions of foreign exchange	191,767	269,151	32,083	247,131
Gain related to derivatives (Designated for hedging)	(7,637)	132,356	65,735	118,154
Others	23,948	32,754	24,458	36,092

Total	208,078	434,261	122,276	401,377

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Losses on transactions of foreign exchange	47,544	464,540	(19,043)	105,331
KDIC deposit insurance premium	91,319	180,530	82,582	161,719
Contribution to miscellaneous funds	78,335	156,969	78,279	156,059
Losses related to derivatives (Designated for hedging)	8,950	9,324	1,518	1,524
Losses on fair value hedged items	2,322	108,090	52,388	90,198
Others (*)	20,877	61,451	36,020	77,672

Total	249,347	980,904	231,744	592,503

(*)

Other expense includes such expenses amounting to 6,786 million Won and 10,592 million Won, respectively, of intangible asset amortization expense for the six-month period ended June 30, 2020 and 2019, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2020 and December 31, 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value		8,215 Won
Valuation method		Black-Scholes Model
Stock price (*1)		8,810 Won
Expected dividend rate		4.13%
Expected maturity date		2.5 years
Number of shares measured as of the closing date (*2)	As of June 30, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value		7,882 Won
Valuation method		Black-Scholes Model
Stock price (*1)		8,810 Won
Expected dividend rate		4.13%
Expected maturity date		3.5 years
Number of shares measured as of the closing date (*2)	As of June 30, 2020	468,378 shares
	As of December 31, 2019	—

(*1)	Closing price of Woori Financial Group Inc. at the end of June.
(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2020 and December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 8,644 million Won and 6,328 million Won, respectively.

37.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Gains on valuation of investments in joint ventures and associates	20,620	35,683	9,650	19,299
Losses on valuation of investments in joint ventures and associates	(3,822)	(11,731)	(4,403)	(8,442)

Total	16,798	23,952	5,247	10,857

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Other non-operating incomes	17,890	37,114	36,498	46,936
Other non-operating expenses	(152,712)	(199,815)	(15,886)	(40,123)

Total	(134,822)	(162,701)	20,612	6,813

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Rental fee income	3,996	7,577	1,445	3,442
Gains on disposal of premises and equipment, intangible assets and other assets	126	6,575	578	1,303
Reversal of impairment loss of premises and equipment, intangible assets and other assets	20	55	722	722
Others	13,748	22,907	33,753	41,469

Total	17,890	37,114	36,498	46,936

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	540	1,087	284	1,298
Operating expenses on investment properties	158	382	175	362
Losses on disposal of premises and equipment, intangible assets and other assets	491	821	712	1,248
Impairment losses of premises and equipment, intangible assets and other assets	7,687	8,254	1,670	1,680
Donation	6,767	11,305	6,680	23,969
Others (*)	137,069	177,966	6,365	11,566

Total	152,712	199,815	15,886	40,123

(*)	Included 165,558 million Won of other special losses related to other provisions for the six-month period ended June 30,2020.

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Current tax expense:
Current tax expense with respect to the current period	180,059	349,921
Adjustments recognized in the current period in relation to the tax expense of prior periods	(4,292)	(1,578)

Sub-total	175,767	348,343

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	66,044	114,709
Income tax expense directly attributable to equity	18,005	(6,933)

Sub-total	84,049	107,776

Income tax expense	259,816	456,119

Income tax expense (income) was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2020, is 25.1% (The weighted average annual effective tax rate for the June 30, 2019, is 26.4%).

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2020		Periods ended June 30, 2019
	Three-month	Six-month	Three-month	Six-month
Net income attributable to common shareholders	142,348	660,564	610,999	1,179,688
Dividends to hybrid securities	(11,852)	(20,365)	—	—
Net income attributable to common shareholders	130,496	640,199	610,999	1,179,688
Weighted average number of common shares outstanding	722 shares in million	722 shares in million	680 shares in million	672 shares in million
Basic EPS (Unit: Korean Won)	181	887	899	1,755

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the six-month period ended June 30, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares outstanding at the beginning of the period	2020-01-01 ~ 2020-06-30	722,267,681	182	131,452,717,942

Sub-total (①)				131,452,717,942

Weighted average number of common shares outstanding (②=(①/182)				722,267,681

	For the six-month period ended June 30, 2019
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-06-30	673,271,226	181	121,862,091,906
Purchase of treasury stock	2019-01-08 ~ 2019-06-30	(11,453,702)	174	(1,992,944,148)
Disposal of treasury stock	2019-03-22 ~ 2019-06-30	18,346,782	101	1,853,024,982

Sub-total (①)				121,722,172,740

Weighted average number of common shares outstanding (②=(①/181)				672,498,192

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month period ended June 30, 2020 and 2019.

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Confirmed guarantees
Guarantee for loans	81,339	89,699
Acceptances	638,504	391,688
Guarantees in acceptances of imported goods	216,901	224,746
Other confirmed guarantees	7,747,116	6,982,889

Sub-total	8,683,860	7,689,022

Unconfirmed guarantees
Local letters of credit	186,591	193,096
Letters of credit	2,471,575	3,081,390
Other unconfirmed guarantees	625,271	771,378

Sub-total	3,283,437	4,045,864

Commercial paper purchase commitments and others	822,016	884,031

Total	12,789,313	12,618,917

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Loan commitments	106,987,014	103,651,674
Other commitments(*)	9,742,632	5,993,608

(*)

As of June 30, 2020 and 2019, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 4,685,491 million Won and 2,582,274 million Won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	June 30, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	107 cases	451 cases	119 cases	415 cases
Amount of litigation	304,540	425,690	291,880	391,362
Provisions for litigations	27,746		27,029

(*)	The number of lawsuits as of June 30, 2020 and December 31, 2019 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 112,187 million Won as other financial liabilities for the second sales agreement.

2)

On March 31, 2020, the Financial Services Commission, the Korea Development Bank, the five major financial groups, and 17 forwarding financial institutions and Korea Securities Finance have agreed to create a Together Korea Fund (Securities Market Stabilization Fund) together to cope with the crisis in the securities market. Woori Bank, one of the subsidiaries, invested 100 billion Won on April 9, 2020.

3)

As of June 30, 2020, the Group has entered into an investment agreement with PCC-Woori LP Secondary Fund for 3,100 million Won. Among the agreed amount, 1,550 million Won was executed as of June 31, 2020 and outstanding balance amounts to 1,550 million Won. The contract period is from December 31, 2019 and December 31, 2023.

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month period ended June 30, 2020 and 2019 are as follows:

(1)	Related parties

Related parties
Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd, Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 35 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	June 30, 2020	December 31, 2019
Associates	W Service Networks Co., Ltd.	Loans	21	23
		Loss allowance	—	(1)
		Deposits due to customers	1,913	1,881
		Accrued expenses	6	6
		Other liabilities	501	429
	Korea Credit Bureau Co., Ltd.	Loans	1	3
		Deposits due to customers	1,875	26
	Korea Finance Security Co., Ltd.	Loans	3,939	1,860
		Loss allowance	(9)	(3)
		Deposits due to customers	1,566	1,371
		Other liabilities	9	—
	Chin Hung International Inc.	Loans	147	244
		Loss allowance	(1)	(2)
		Deposits due to customers	5,256	5,381
		Other liabilities	407	321
	LOTTE CARD Co. Ltd.	Loans	7,500	7,500
		Loss allowance	(90)	(30)
		Other assets	19	—
		Deposits due to customers	21,836	2,726
		Other liabilities	52	—
	K BANK Co., Ltd.	Loans	91	141
		Account receivables	33	24
		Other assets	—	4
	Well to Sea No. 3 Private Equity Fund	Loans	71,200	4,490
		Loss allowance	(75)	(8)
		Deposits due to customers	3,787	714
		Other liabilities	56	47
	Others (*1) (*2)	Loans	—	84
		Loss allowance	—	(84)
		Other assets	740	338
		Deposits due to customers	5,484	5,577
		Other liabilities	162	172

(*1)

Others include Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori All-in-One World EMP 40, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of June 30, 2020.

(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc., as of December 31, 2019.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month period June 30
Related parties		A title of account	2020	2019
Associates	W Service Network Co., Ltd.	Other income	16	16
		Interest expenses	9	10
		Fees expenses	226	219
		Provisions for (reversal of) allowance for credit loss	(4)	1
		Other expenses	1,001	645
	Korea Credit Bureau Co., Ltd.	Interest expenses	1	29
		Fees expenses	1,544	1,171
	Korea Finance Security Co., Ltd.	Interest expenses	2	7
		Provisions for (reversal of) allowance for credit loss	6	(2)
		Other expenses	51	60
	Chin Hung International Inc	Interest expenses	11	16
		Provisions for (reversal of) allowance for credit loss	90	(32)
	LOTTE CARD Co., Ltd.	Interest income	150	—
		Fees income	1,330	—
		Interest expenses	53	—
	K BANK Co., Ltd.	Fees income	851	619
	Well to Sea No.3 Private Equity Fund	Interest income	1,328	759
		Interest expenses	2	—
		Provision for (reversal of) allowance for credit loss	77	(57)
	Others (*1) (*2)	Fees income	1,261	634
		Other income	8	8
		Interest expenses	15	31

(*1)

Others include Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori All-in-One World EMP 40, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of June 30, 2020.

(*2)	Others include Saman Corporation, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc., as of December 31, 2019.

(4)	Major loan transactions with related parties for the six-month period ended June 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	4,490	66,710	—	71,200
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	Korea Finance Security Co., Ltd.	1,860	2,356	277	3,939
	Korea Credit Bureau Co., Ltd.	3	8	10	1
	W Service Network Co., Ltd.	23	190	192	21
	Chin Hung International Inc	244	1,095	1,192	147
	K BANK Co., Ltd.	141	896	946	91

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the six-month period ended June 30, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	60,000	367	61,490
	Korea Finance Security Co., Ltd.	57	284	311	30
	Korea Credit Bureau Co., Ltd.	7	14	18	3
	W Service Network Co., Ltd.	69	155	200	24
	Chin Hung International Inc	241	1,038	1,115	164
	K BANK Co., Ltd.	185	1,077	1,163	99

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(5)	Details of changes in major deposits due to customers with related parties for the six-month period June 30, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	Saman Corporation	2,522	94	—	2,616
	W Service Networks Co., Ltd	1,180	—	—	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,303	1,203
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2019
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	Saman Corporation	2,436	84	—	2,520
	W Service Networks Co., Ltd	1,180	280	280	1,180
	Chin Hung International Inc	765	400	400	765
.	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,403	1,617
	Korea Finance Security Co., Ltd.	535	25	560	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(6)	There are no major borrowing transactions with related parties for the six-month period ended June 30, 2020 and 2019.

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2020	December 31, 2019	Warranty
Korea Finance Security Co., Ltd.	217	400	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	32	Unused loan commitment
W Service Network Co., Ltd.	99	177	Unused loan commitment
Chin Hung International Inc.	32,152	32,055	Unused loan commitment
K BANK Co., Ltd.	209	159	Unused loan commitment
Well to Sea No. 3 Private Equity Fund	203,800	210,510	Unused loan commitment
LOTTE CARD Co. Ltd.	150,000	150,000	Unused loan commitment

There no recognized provisions for guarantees provided to the related parties as of June 30, 2020 and December 31, 2019, respectively.

(8)	Amount of derivatives-related commitments with the related parties

Warrantee	June 30, 2020	December 31, 2019	Warranty
Well to Sea No. 3 Private Equity Fund	622,128	584,377	Open interest

(9)	Commitments among related parties

As of June 30, 2020, Group has entered into an investment agreement with PCC-Woori LP Secondary Fund for 3,100 million Won. Among the agreed amount, 1,550 million Won was executed as of June 31, 2020 and outstanding balance amounts to 1,550 million Won. The contract period is from December 31, 2019 and December 31, 2023.

(10)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Short-term employee salaries	8,084	6,328
Retirement benefit service costs	311	730
Share-based compensation	1,054	1,503

Total	9,449	8,561

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,034 million Won and 2,414 million Won, as of June 30, 2020 and December 31, 2019 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 9,745 million Won and 6,543 million Won, respectively, as of June 30, 2020 and December 31, 2019,

42.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2020	December 31, 2019
Lease payments
Within one year	175,667	161,251
After one year but within five years	224,651	232,985
After five years	34,201	40,698

Total	434,519	434,934

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Total cash outflows from lease	103,985	96,569

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2020	2019
Lease payments for short-term leases	743	589
Lease payments for which the underlying asset is of low value	274	93

Total	1,017	682

(4)

As mentioned in Note 2, the Group applies a simple method that does not assess whether the rent discount as a direct result of COVID-19 is a lease modification or not. As a result, the amount recognized in profit or loss during the reporting period is KRW 4,608 million to reflect changes in lease payments arising from the discount.

(5)

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed a question about how to determine the lease term for cancellable or renewable leases. According to the interpretation, the Group should identify factors to consider extensive economic penalties, and then determine the lease period. Due to large number of lease contracts held by the Group and the varying terms of the contracts, sufficient time is needed to analyze the contract and establish accounting policies. Therefore, the Group is planning to reflect the effect in consolidated financial statements after the effect analysis of changes in accounting policies for the lease term is completed.